As filed with the Securities and Exchange Commission on May 17, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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Gol Linhas Aéreas Inteligentes S.A.
(Exact name of Registrant as specified in its charter)

Gol Intelligent Airlines Inc.
(Translation of Registrant’s name into English)

Federative Republic of Brazil	Not Applicable
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

 Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
Attention: Investor Relations Department
(+55 11 5033-4224)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
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 Puglisi & Associates
850 Library Avenue, Suite 204
P.O Box 885
Newark, Delaware
(302-738-6680)
(Name, address, including zip code, and telephone number, including area code, of agent for service)
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With copies to:

Andrew B. Jánszky, Esq.	Manuel Garciadiaz, Esq.
Shearman & Sterling LLP	Davis Polk & Wardwell
Av. Brig. Faria Lima, 3400	450 Lexington Avenue
04538 132 São Paulo, Brazil	New York, NY 10017

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [ ]
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Non-voting preferred shares, without par value(1)(3)	14,375,000	36.38	$522,962,500	$55,956.99

(1)
Includes non-voting preferred shares, which the international underwriter may purchase solely to cover over-allotments, and non-voting preferred shares which are to be offered in a Brazilian offering but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act. All or part of these non-voting preferred shares may be represented by American depositary shares (“ADSs”), each of which represents one preferred share.

(2)
Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based on the average high and low prices of the ADSs as reported by the New York Stock Exchange on May 12, 2006.

(3)
A separate Registration Statement on Form F-6 (File No. 333-116181) was filed on June 4, 2004 and declared effective on June 23, 2004, regarding the registration of ADSs evidenced by the American Depositary Receipts issuable upon deposit on the preferred shares registered hereby.

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      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued        , 2006

12,500,000 Preferred Shares

In the form of American Depositary Shares outside Brazil
and in the form of Preferred Shares in Brazil

We and the selling shareholder are offering                             shares of our non-voting preferred stock, or the preferred shares, in an international offering in the form of American depositary shares, or ADSs. Each ADS represents one preferred share. We are selling                             ADSs and the selling shareholder is selling                             ADSs in the United States and other countries outside Brazil through the international underwriter named in this prospectus. In addition, we are concurrently offering                             preferred shares and the selling shareholder is concurrently offering                             preferred shares in Brazil through a Brazilian underwriter under a Portuguese-language prospectus. The closings of the international and Brazilian offerings will be conditioned upon each other. In total, we are offering 2,500,000 preferred shares and the selling shareholder is offering 10,000,000 preferred shares in the global offering.

The ADSs trade on the New York Stock Exchange, known as the NYSE, under the symbol “GOL.” On May 15 , 2006, the reported last sale price of the ADSs was US$35.83 per ADS on the NYSE. Our preferred shares trade on the São Paulo Stock Exchange, known as the BOVESPA, under the symbol “GOLL4.” On May 15, 2006, the reported last sale price of our preferred shares was R$76.50 per preferred share on the BOVESPA. This offering will be registered with the Brazilian Securities Commission (the Comissão de Valores Mobiliários, or CVM). The CVM has not approved or disapproved these securities or determined if this prospectus (or the Portuguese-language prospectus referred to above) is truthful or complete.

Concurrently with this offering, we are offering an aggregate amount of up to US$115 million convertible senior notes and debentures due 2026, including notes that may be purchased by the international underwriter thereof pursuant to its over-allotment option. Real-denominated debentures will be offered in Brazil and U.S. dollar denominated notes will be offered internationally. This offering and the offerings of the notes and debentures are not conditioned on each other.

Investing in the ADSs and our preferred shares involves risks. See “Risk Factors” beginning on page 19 .

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PRICE $        AN ADS

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		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Us	Shareholder
Per ADS	$	$	$	$

Total	$	$	$	$

We and the selling shareholder have granted the international underwriter the right for a period of 30 days to purchase up to an additional 1,875,000 preferred shares to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the ADSs will be made on or about         , 2006.

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MORGAN STANLEY

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          , 2006

[Inside Front Cover Art: Graphic (center): Map of Brazil/South America displaying Gol’s current and announced routes of service]

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     You should rely only on the information contained in this prospectus. Neither we nor the selling shareholder have authorized anyone to provide you with information that is different from the information contained in this prospectus. This document may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of the ADSs or our preferred shares occurs.

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     In this prospectus, we use the terms “the Registrant” to refer to Gol Linhas Aéreas Inteligentes S.A., “Gol” to refer to Gol Transportes Aéreos S.A. and “we,” “us” and “our” to refer to the Registrant and Gol together, except where the context requires otherwise. References to “preferred shares” and “ADSs” refer to non-voting preferred shares of the Registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

     The phrase “Brazilian government” refers to the federal government of the Federative Republic of Brazil, and the term “Central Bank” refers to the Banco Central do Brasil, or the Central Bank of Brazil. The term “Brazil” refers to the Federative Republic of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil. “U.S. GAAP” refers to generally accepted accounting principles in the United States, and “Brazilian GAAP” refers to generally accepted accounting principles in Brazil, which are accounting principles derived from Law No. 6,404 of December 15, 1976, as amended and supplemented, or the Brazilian corporation law and the rules of the CVM.

     This prospectus contains terms relating to operating performance within the airline industry that are defined as follows:

  “Revenue passengers” represents the total number of paying passengers flown on all flight segments.

  “Revenue passenger kilometers” represents the numbers of kilometers flown by revenue passengers.

  “Available seat kilometers” represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

  “Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

  “Breakeven load factor” is the passenger load factor that will result in passenger revenues being equal to operating expenses.

  “Aircraft utilization” represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

  “Block hours” refers to the elapsed time between an aircraft’s leaving an airport gate and arriving at an airport gate.

  “Yield per passenger kilometer” represents the average amount one passenger pays to fly one kilometer.

  “Passenger revenue per available seat kilometer” represents passenger revenue divided by available seat kilometers.

  “Operating revenue per available seat kilometer” represents operating revenues divided by available seat kilometers.

  “Average stage length” represents the average number of kilometers flown per flight.

  “Operating expense per available seat kilometer” represents operating expenses divided by available seat kilometers.

     We make statements in this prospectus about our competitive position and market share in, and the market size of, the Brazilian and South American airline industry. We have made these statements on the basis of statistics and other information from third-party sources, governmental agencies or industry or general publications that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications. All industry and market data contained in this prospectus is based upon the latest publicly available information as of the date of this prospectus.

     Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

     The consolidated financial statements incorporated by reference in this prospectus have been prepared in accordance with U.S. GAAP and reflect our financial condition and results of operations as if the Registrant had been incorporated and held all of the capital stock of Gol, with the exception of five common shares and three preferred shares of Gol held by members of Gol’s board of directors for eligibility purposes, since January 1, 2001. We publish our consolidated financial statements in Brazil in accordance with Brazilian GAAP, which differ in certain significant respects from U.S. GAAP.

     We have translated some of the real amounts contained in this prospectus into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2005 was R$2.3407 to US$1.00 and at March 31, 2006 was R$2.1724 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2005, as reported by the Central Bank. The U.S. dollar equivalent information presented in this prospectus is provided solely for convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” in our Annual Report on Form 20-F for the year ended December 31, 2005 for more detailed information regarding the translation of reais into U.S. dollars.

     Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the international underwriter’s option to purchase up to 1,875,000 additional preferred shares to cover over-allotments, if any.

     This offering is being made in Brazil by a prospectus in Portuguese that has been filed with the CVM and that has the same date as this prospectus but has a different format. This offering is made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus. Investors should take this into account when making investment decisions.

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     The Registrant was formed on March 12, 2004 as a sociedade por ações, a stock corporation duly incorporated under the laws of Brazil with unlimited duration. The Registrant is registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under number NIRE 35.300.314.441. Gol was formed on August 1, 2001 as a Brazilian sociedade limitada, and on May 2, 2002, Gol was converted into a sociedade por ações.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference herein include forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this prospectus and those discussed in our Annual Report on Form 20-F for the year ended December 31, 2005 which is incorporated by reference herein, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

  general economic, political and business conditions in Brazil and in other South American markets we serve;

  management’s expectations and estimates concerning our future financial performance and financing plans and programs;

  our limited operating history;

  our level of fixed obligations;

  our capital expenditure plans;

  inflation and fluctuations in the exchange rate of the real;

  existing and future governmental regulations, including air traffic capacity controls;

  increases in fuel costs, maintenance costs and insurance premiums;

  changes in market prices, customer demand and preferences and competitive conditions;

  cyclical and seasonal fluctuations in our operating results;

  defects or mechanical problems with our aircraft; and

  our ability to successfully implement our growth strategy.

     The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance.

PROSPECTUS SUMMARY

     This summary highlights selected information about us and the ADSs and the preferred shares we and the selling shareholder are offering. This summary is not complete and does not contain all the information you should consider before investing in the ADSs. You should carefully read this entire prospectus before investing, including “Risk factors” and our Annual Report on Form 20-F for the year ended December 31, 2005, which is incorporated by reference into this prospectus, and which includes our consolidated financial statements and related notes. See “Presentation of Financial and Other Information” in our Annual Report on Form 20-F for the year ended December 31, 2005 for the information regarding our consolidated financial statements, exchange rates, definitions of technical terms and other introductory matters.

Overview

     We are one of the most profitable low-cost airlines in the world and had net revenues of R$2.7 billion and net income of R$513.2 million for the year ended December 31, 2005 and net revenues of R$0.9 billion and net income of R$179.8 million for the quarter ended March 31, 2006. We are the most profitable low-fare, low-cost airline operating in Brazil providing frequent service on routes connecting all of Brazil’s major cities and selected South American cities. We focus on increasing the growth and profits of our business by popularizing air travel and stimulating and meeting demand for safe, affordable, convenient air travel in Brazil and between Brazil and other South American destinations for both business and leisure passengers. We do this by offering simple, safe and efficient service while having one of the lowest operating costs in the airline industry worldwide. Our long-term business objective is to bring affordable air travel to all significant destinations in South America.

     We have flown over 39 million passengers since beginning operations in 2001 and, according to the DAC, Brazil’s civil aviation authority, our share of the domestic market, based on revenue passenger kilometers, grew from 4.7% in 2001 to 11.8% in 2002, 19.4% in 2003, 22.3% in 2004, 27.3% in 2005 and 28.8% for the first quarter 2006. Our strategy involves not only capturing market share, but increasing the size of the market by attracting new passengers through our low fares and through a variety of payment mechanisms designed to make the purchase of our tickets easier for customers belonging to a much broader income class.

     We began our operations in January 2001 with six single-class Boeing 737-700 Next Generation aircraft serving five cities in Brazil. Currently, we operate 47 single-class Boeing 737 aircraft. We provide frequent service on routes between all of Brazil’s major cities and to international destinations in South America. As of March 31, 2006, we had firm purchase orders with The Boeing Company for 67 737-800 Next Generation aircraft, scheduled for delivery between 2006 and 2012, and we have options to purchase an additional 34 737-800 Next Generation aircraft. Currently, we have 11 firm purchase orders for aircraft deliveries scheduled in 2006, 13 in 2007, 10 in 2008, 11 in 2009, 8 in 2010 and 14 after 2010.

     Our strategy is to offer travelers in Brazil and other South American countries a low-fare transportation alternative that we believe is cost-competitive compared to conventional airline and bus transportation. We have a diversified revenue base, with customers ranging from business passengers traveling between densely populated cities in Brazil, such as São Paulo, Rio de Janeiro and Belo Horizonte, to leisure passengers traveling to destinations throughout Brazil and to our international destinations in Argentina, Bolivia, Paraguay and Uruguay. We carefully evaluate opportunities to continue the growth of our business through increasing the frequency of flights to our existing high-demand markets and adding new routes to overpriced routes in Brazil and to other South American destinations. In 2005, we inaugurated nine new destinations, and since the beginning of 2006 we commenced scheduled services to Santarém in Brazil, Asunción in Paraguay, Montevideo in Uruguay, and Rosario and Cordoba in Argentina, increasing the total number of destinations served to 50 (44 in Brazil, three in Argentina and one each in Bolivia, Paraguay and Uruguay). We intend to further expand our service to international destinations in South America.

     Our affordable, reliable and simple service and our focus on markets that were either underserved or did not have a lower-fare alternative has led to a strong awareness of our brand and a rapid increase in our market share. We offer a simplified product to our customers with single-class seating and a light snack and beverage service. Generally, our low operating costs allow us to set our fares at levels significantly lower than the average fares of our primary competitors. This approach has helped us win customer loyalty and in certain markets to stimulate demand by attracting new customers who previously used other means of travel or traveled less often due to price sensitivity. We have kept our operating costs low principally by maintaining a simplified product, a highly productive aircraft fleet and route network and one of the newest aircraft fleets in the industry, which reduces maintenance and fuel costs.

     We deploy aircraft in a highly efficient manner to maintain industry leading aircraft utilization, and concentrate heavily upon internet-based distribution channels and sales. The strong promotion of internet-based distribution channels and sales is an integral element of our low cost structure and efficiency and has made us one of the largest and leading e-commerce businesses in Brazil with more than 80% of our total sales of passenger tickets sold over the internet in 2005. We believe we effectively employ technology to make our operations more efficient, using real time sales and operating information, internet based sales and ticketless traveling, advanced yield management systems and intelligent outsourcing.

     We have developed an innovative company culture that is supported by a highly motivated and streamlined workforce. Members of our senior management team have an average of approximately 20 years of experience in the domestic and international passenger transportation industries, and we have been able to draw upon this extensive experience to develop and strengthen our low-cost operating structure.

     Our emphasis on controlling costs and yield management has given us flexibility in setting our fares to achieve a balance between our load factors and yields that we believe will generate the highest profitability for us. During 2005, when the airline industry globally was suffering from historically high fuel prices, we generated net income of R$513.2 million. Our profitable results in 2005 were due largely to the economies of scale from the growth of our business and having a cost per available seat kilometer on a stage length adjusted basis that was approximately 22% lower on than that of our closest competitor in the domestic market, based upon our analysis of publicly available data. By incorporating into our fleet 67 new Boeing 737-800 Next Generation aircraft with increased seat capacity through 2012, we believe that we will be able to more efficiently use the airport slots available to us and to further reduce our costs per seat kilometer.

     Our operating model is based on a highly integrated, multiple-stop route network that is a variation on the point-to-point model used by other successful low-cost carriers worldwide. The high level of integration of flights at selected airports permits us to offer frequent, non-stop flights at low fares between Brazil’s most important economic centers and ample interconnections through our network linking city pairs through a combination of two or more flights with little connecting or stop-over time. Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers onwards to their final destinations. This strategy increases our load factor by attracting customers traveling to secondary markets who prefer to pay lower fares even if this means making one or more stops before reaching their final destination. Finally, our operating model allows us to build our flight routes to add destinations to cities that would not, individually, be feasible to serve in the traditional point-to-point model, but that are feasible to serve when simply added as additional points on our multiple-stop flight network. We do this by offering low-fare early-bird or night flights to lower-traffic destinations, which are usually the first or last stops on our routes, allowing us to increase our aircraft utilization and generate additional revenues.

     We believe that our operating model, when combined with our low fares and reliable service, stimulates demand for air travel, and helped us to achieve a load factor for domestic flights of 73.5% in 2005 and 70.6% in the first quarter of 2006, which is higher than those of our two largest Brazilian competitors in the same period, according to the DAC. The interconnectivity of our route network also resulted in approximately one-half of our passengers making connections or stops while traveling to their final destination. In the first three months of 2006, we maintained high standards of operating efficiency and customer satisfaction, completing 96% of our scheduled flights, with on-time performance of 99%, based on internal data.

     As shown in the table below, we are one of the lowest cost providers of passenger air transportation in South America, and one of the lowest cost airlines in the world. Our low costs have helped us to become the most profitable airline in South America and one of the most profitable low-cost carriers in the world, based on results of operations for the fiscal year ended December 31, 2005. The table below is information about key performance indicators for select leading low-cost carriers worldwide and other South American carriers:

Company	Operating Income (in Millions of US$)	Net Income (Loss) (in Millions of US$)	Operating Margin	Net Income Margin	Stage Length adjusted CASK (in US$ cents)*

Publicly traded Low-cost
carriers:
Air Asia(1)	41.1	32.2	20.1%	15.7%	NA
EasyJet(2)	86.2	75.4	3.6%	3.2%	8.1
Gol(3)	265.5	219.3	23.3%	19.2%	6.6
Jet Blue(4)	47.6	(20.3)	2.8%	(1.2)%	7.6
Ryanair(5)	456.9	372.2	23.5%	19.1%	NA
Southwest(4)	820.0	548.0	10.8%	7.2%	5.8
Publicly traded Latin
American carriers:
Copa(4)	105.5	82.7	17.3%	13.6%	NA
LAN(6)	141.6	146.6	5.7%	5.8%	NA
TAM(3)	261.4	182.2	10.9%	7.6%	8.5
Varig(7)	(41.8)	(630.9)	(1.5%)	(22.2)%	13.2
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* In accordance with industry practice, stage-length operating expense per available seat kilometer, or, CASK, adjusted is calculated as follows: Company avg. stage length / GOL avg. stage length) 0.5 ) x Company CASK.
(1) Malaysian GAAP figures for the twelve months ending December 31, 2005. Based on a US Dollar/Malaysian Ringitt exchange rate of 0.2641 as of December 30, 2005.
(2) UK GAAP figures for the fiscal year ending September 30, 2005. Based on a US Dollar/British Pound exchange rate of 1.7691 as of September 30, 2005.
(3) U.S. GAAP figures for the fiscal year ending December 31, 2005. Based on a US Dollar/ Brazilian Real exchange rate of 0.4272 as of December 30, 2005.
(4) U.S. GAAP figures for the fiscal year ended December 31, 2005.
(5) IFRS figures for the twelve months ending December 31, 2005. Based on a US Dollar/Euro exchange rate of 1.1796 as of December 30, 2005.
(6) Chilean GAAP figures for the fiscal year ended December 31, 2005 (original figures in US Dollars).
(7) Brazilian GAAP figures for the fiscal year ended December 31, 2005. Based on a US Dollar / Brazilian Real exchange rate of 0.4272 as of December 30, 2005.

     In December 2005, we entered into a joint venture to create a low-cost Mexican airline. We will hold 25% of the voting capital stock and approximately 48% of the total capital stock of the Mexican airline company, with the remaining capital being subscribed by Mexican investors. Under a service agreement, we will implement and develop the operational structure of the company and render consulting services for all operational matters to the new Mexican company in return for a performance-based service fee.

     During 2005, we further improved our internal controls over financial reporting in accordance with Section 404 of the U.S Sarbanes Oxley Act of 2002, one year before this requirement becomes applicable to us as a non-U.S. company. We are one of the first South American companies to give the relevant officer certifications regarding these controls and procedures. We expect various benefits from the implementation of these controls and procedures, such as improved risk management and better operational and financial controls.

Our Competitive Strengths

     Our principal competitive strengths are:

     We Keep Our Operating Costs Low. Our cost per available seat kilometer for the year ended December 31, 2005 was R$15.5 cents, or approximately US$6.6 cents and our cost per available seat kilometer for the three month period ended March 31, 2006 was R$14.7 cents, or approximately US$6.8 cents. We believe that our cost per available seat kilometer for the year ended December 31, 2005, adjusted for the average number of kilometers flown per flight, was one of the lowest in the airline industry worldwide. We believe that in 2005 our costs per available seat kilometer were lower than the stage length adjusted average cost per available seat kilometer of the world’s leading low cost carriers, and in 2005 such costs were approximately 22% lower than those of our closest competitor in the domestic market on a stage length adjusted basis, based upon our analysis of data collected from publicly available information. Our low operating costs are the result of being innovative and using best practices adopted from other leading low-cost carriers to improve our operating efficiency, including:

Efficient use of aircraft. During 2005 and the first quarter of 2006, our aircraft utilization totaled an average of 13.9 and 14.4 block hours per day, respectively, the highest aircraft utilization rate in the Brazilian domestic airline industry, according to the DAC, and among the highest worldwide according to airline company public filings. We achieve high aircraft utilization rates by operating a new fleet that requires less maintenance down time, accomplishing a fast turnaround on our aircraft between flights and operating more flights per day per aircraft than our competitors. The fast turnaround time for our aircraft between flights, which averages just 25 minutes, minimizes connection times for our passengers and enables our aircraft to fly approximately 11 flight legs a day, as compared to approximately eight flight legs a day by our closest competitor in the domestic market. We increase the speed of preparing our aircraft for the next flight by loading and unloading passengers through front and rear aircraft doors when possible, minimizing catering requirements and having cabin crew assist with cleaning the aircraft. Our efficient use of our fleet has helped us to generate revenue at times when the aircraft of our competitors are still on the ground and has allowed us to spread our fixed costs over a greater number of flights and available seat kilometers. As part of our aircraft utilization strategy, we offer night flights on certain routes at very low fares to increase utilization, generate higher load factors and stimulate demand. Our night flights, which generated a load factor higher than that of our other flights, have helped us to make a portion of our fleet productive practically 24 hours per day. We also offer air cargo services on our flights to generate incremental revenue from space in the stronghold sections of our aircraft that would otherwise remain unutilized. With our firm purchase orders and purchase options of 101 additional Boeing 737-800 Next Generation aircraft, we expect to be able to improve our efficiency with this larger aircraft particularly on highly dense routes, and reduce maintenance costs.

Operation of a simplified fleet. Currently, we operate a simplified fleet type consisting of 47 Boeing 737 aircraft. Having a fleet with minimal aircraft types reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft. In addition, keeping the number of types of aircraft we operate to a minimum simplifies our maintenance and operations processes. While our focus on having the lowest operating costs means that we will periodically review our fleet composition to ensure that it is achieving our low-cost goals, any decision we may make to introduce a new fleet type will be made only after carefully weighing the performance and profitability benefits of doing so against the emphasis we place on maintaining simplified operations.

Use of efficient, low-cost distribution channels. Our effective use of technology helps us to keep our costs low and our operations highly scaleable and efficient. We seek to keep our distribution channels streamlined and convenient so as to allow our customers to interact with us directly via the internet. Over 80% of our ticket sales are through our website, and our customers can check-in for their flights online and by web-enabled cell phones. As a result of our emphasis on low-cost distribution channels, we generate more revenues from online ticket sales than any other airline company in Brazil. We enjoy significant cost savings associated with automated ticket sales, all while making the selection of travel options more convenient for our customers. We estimate that our distribution costs using our online ticket sales system is approximately 65% lower than our distribution costs involving more traditional means, such as the Global Distribution System, or GDS. In addition, like other low-cost carriers, but unlike our main competitors, all travel on our flights is ticketless. The elimination of paper tickets saves paper costs, postage, employee time and back-office processing expenses. Also, we do not need to maintain physical ticket sales locations outside of airports.

Flexible and efficient operating approach. We always seek the most cost-effective way of providing our services to our customers without compromising quality and safety. We constantly evaluate our operations to see if sensible cost-savings opportunities exist. As a result, we outsource the work that can be done properly and more efficiently by third parties and we internalize the functions that our employees can do more cost-efficiently. We have arrangements on competitive terms with third-party contractors at certain airports for aircraft and baggage handling, and call center customer services. We get competitive rates for these services by negotiating multi-year contracts at prices that are fixed or subject only to periodic increases linked to inflation. With our phased maintenance system, we are able to perform maintenance work every day without sacrificing aircraft revenue time and to schedule preventive maintenance with more regularity and around the utilization of our aircraft, which helps to maintain high levels of block hours per day and reduce costs. We are among the very few airlines in the world having maintenance technicians capable of executing our phased maintenance system. Furthermore, we are in the final phase of construction of a state-of-the-art aircraft maintenance center at the Confins airport in Belo Horizonte, Brazil. Scheduled for completion in July 2006, the maintenance center is already operational enabling us to internalize aircraft heavy maintenance work to reduce maintenance costs. We plan to internalize other services that are currently outsourced if we believe we can better control the quality and efficiency of these services.

     We Stimulate Demand for Our Services. We believe that through our low fares and high-quality service, we provide the best value in our markets and create demand for air travel services. Our average fares are lower than the average fares of our primary competitors. We identified and stimulated a demand among both business and leisure passengers for air travel that is safe, convenient, simple and is a reasonably priced alternative to traditional air, bus and car travel. By combining low fares with simple and reliable service that treats passengers equally in a single-class environment, we have successfully increased our market share, strengthened customer loyalty and are attracting a new group of air travelers in our markets. These new travelers did not previously consider air travel due to the higher prices and more complicated sales procedures that preceded our entry into the market. For example, our night flights, for which we offer highly competitive fares, have proven to be very successful, generating load factors higher than that of other flights. We believe our night flights attract passengers who previously relied upon bus or car travel and who have now become air travel customers. We estimate that on average, approximately 15% of the customers on our flights are either first-time flyers or have not flown for more than one year. We have developed and will further develop flexible payment mechanism such as debit payments and long-term installment payments, with which we are growing our potential market and customer base to broader income classes in Brazil and South America and which enable us to further penetrate these markets and customers.

     We Have One of the Newest Fleets in the Industry. Currently, our fleet of 47 Boeing 737 aircraft had an average age of 8.7 years, making our fleet one of the newest in South America. We believe that the firm purchase orders and purchase options we have for the delivery of up to 101 new Boeing 737-800 Next Generation aircraft, with expected delivery dates between 2006 and 2012, will further reduce the average age of our fleet for the next decade and help us to retain this competitive advantage. Our new fleet has enabled us to enjoy a high degree of performance reliability and to develop a reputation among customers for being an airline that delivers a safe, on-time, modern and comfortable travel experience. Our Boeing 737-800/700 Next Generation aircraft type provides us with state-of-the-art technology and aerodynamics with increased flying speed, improved fuel efficiency and simplified maintenance procedures.

     We Have a Strong Brand that Is Widely Recognized Among Consumers and Investors. We believe that the Gol brand has become synonymous with innovation and value in the Brazilian domestic airline industry. Gol was chosen as the 2004 “Company of the Year” by the annual Melhores e Maiores (The Biggest and Best) edition of Exame magazine, one of the most important business publications in Brazil. Our customers also identify us as being safe, accessible, friendly, fair and reliable and distinguish us in Brazil’s domestic airline industry on the basis of our modern and simplified approach to providing air travel services. Customer satisfaction surveys conducted in 2005 by Pesquisas Inteligentes, an independent market research firm, indicated that more than nine out of every ten passengers are satisfied with Gol, would fly again with Gol and consider Gol to be an innovative, modern and practical company. Our effort at promoting our brand awareness has earned us recognition from the marketing industry in Brazil as well. In 2005, we were named one of Brazil’s most valuable brands by Isto é Dinheiro magazine in its fourth annual Most Valuable Brazilian Brands Ranking, with a brand value of US$326 million. We were also named Best Airline in Latin America by Global Finance magazine in 2005. In addition, we are recognized among Brazilian and international investors as a company with a very high level of disclosure and transparency, releasing financial information simultaneously in Brazilian GAAP and U.S. GAAP. We ranked first in the category of “Disclosure Procedures” in Latin America and top 5 in the category of “Corporate Governance” in Brazil at the Eighth Annual IR Global Rankings in February 2006.

     We Have a Strong Financial Position. We have focused on maintaining a strong financial position with significant cash balances and a low debt to capitalization ratio. As of March 31, 2006, we had R$136.9 million of cash and cash equivalents, R$775.9 million of short-term investments, R$578.2 million of accounts receivable and R$437.6 million of U.S. dollar denominated deposits for aircraft leasing and aircraft engine maintenance contracts, representing a total of R$1,928.6 million. As of March 31, 2006, our debt to capitalization ratio was 5.0% and, pro forma for the issuance of US$200 million of perpetual bonds on April 5, 2006, it was 21.5% . In 2005, we received the award for the Best Financial Management in 2004, from Isto é Dinheiro magazine.

     We Actively Manage Risk. We actively monitor movements in fuel prices, foreign exchange rates and interest rates to minimize our earnings volatility. We generally are able to adjust our fares to compensate for changes in fuel prices and the exchange rate of the real versus the U.S. dollar. Our general policy is to hedge on a short-term basis a majority of the fuel we expect to consume and our U.S. dollar exchange rate exposure, so as to minimize the effects of adverse changes in the fuel or foreign exchange markets. As part of our risk management program, we have established exposure limits and hedge ratios. We use a variety of financial instruments, including petroleum call options, petroleum collar structures, petroleum fixed-price swap agreements, and foreign currency forward contracts. We do not hold or issue derivative financial instruments for trading purposes. As there is not a futures market for Brazilian jet fuel, we use international crude oil derivatives to hedge our exposure to increases in fuel price. In addition, we believe that our corporate wide high standards of internal controls reduce our risk exposure.

     We Have a Motivated Workforce and a Proven Management Team. We benefit from a highly motivated workforce that brings a new enthusiasm to air travel and a commitment to high standards of friendly and reliable quality service that we believe distinguishes us in our markets. We believe that the positive feedback we received from our customers in our customer satisfaction surveys is directly related to the priority our employees place on delivering top quality customer service. We invest a significant amount of time and resources into carefully developing the best training practices and selecting individuals to join our team who share our focus on ingenuity and continuous improvement. We conduct ongoing training programs that incorporate industry best practices and encourage strong and open communication channels among all of the members of our team so that we can continue to improve the quality of the services we provide. We also motivate our workforce by providing our employees with profit sharing and through participation in our stock option program. Our controlling shareholder has been operating in the Brazilian passenger transportation market for over 50 years and our top managers have an average of approximately 20 years of experience in the Brazilian passenger transportation industries and this experience has helped us to develop the most effective elements of our low-cost model.

Our Strategy

     To continue the growth of our business and increase its profitability, our strategy will be to further stimulate customer demand by continuing to offer a single-class of air travel service at low fares, while maintaining a high standard of quality and safety. We will strive to keep our operating costs low and relentlessly pursue ways to make our operations more efficient. Our objectives are to provide the best travel value in the markets we serve, to encourage people to fly by making air travel accessible in our markets, and to further increase our market share. We will continue to evaluate opportunities to expand our operations by (i) adding additional flights to existing high-demand routes and night-flight domestic routes, (ii) adding new domestic routes where sufficient market demand exists, (iii) expanding into other high-traffic centers in other South American countries and (iv) seeking opportunities to grow through joint ventures, acquisitions or business combinations. Our vision is to be recognized by 2010 as the airline that popularized high-quality, low-fare air transportation in South America. The following are the key elements of our strategy:

     To Expand Our Customer Base by Offering Services to High-Demand or Overpriced Routes. When planning the growth of our business, we will continue to establish bases, select our routes and build the frequency of our service based upon the extent and type of demand in the regions we serve in Brazil and other South American countries. In particular, we expect to increase our focus on business travelers from medium-sized companies, a growing customer base that tends to be more price sensitive, by closely monitoring the routes and flight frequencies that best serve their travel needs and increasing our marketing efforts directed at this segment of our customer base. For example, in response to the high volume of business travelers between Brazil’s primary financial centers, served by the Congonhas airport in Sao Paulo and Santos Dumont airport, in Rio de Janeiro, we have increased our flight frequency on this route from five flights per day when we began transporting passengers in January 2001 to 24 in 2002, 28 in 2003, 36 during 2005. We are also very focused on stimulating demand and capturing market share in both the leisure and “visiting friends and relatives” market segments. For example, in response to a perceived demand for late evening flights linking São Paulo and Rio de Janeiro to allow travelers to avoid the need for overnight stays, we added night flight services between the two cities in December 2003 and to other cities in Brazil and South America later on. Our night flights generated load factors higher than that of our other regular flights. We will continue to carefully evaluate opportunities to meet demand for leisure travel by expanding flight frequencies on existing routes, expanding successful night flight services and adding additional routes that contribute to our network and for which we perceive a market demand, such as daytime flights to and from Guarulhos airport in São Paulo, Brazil’s largest airport.

     We believe that the same business model and route management techniques that we have successfully introduced in Brazil to help popularize air travel can also be used to capture market share and stimulate demand for air travel between Brazil and neighboring South American countries. We are pursuing opportunities to offer flights on routes between Brazil and select cities in other South American markets where growth opportunities exist. For example, we began offering daily services between Guarulhos and Buenos Aires, Argentina in December 2004. These flights quickly achieved profitability. In 2005, we inaugurated nine new destinations, and since the beginning of 2006 we commenced scheduled services to Santarém in Brazil, Asunción in Paraguay, Montevideo in Uruguay, and Rosario and Cordoba in Argentina, increasing the total number of destinations served to 50 (44 in Brazil, three in Argentina and one each in Bolivia, Paraguay and Uruguay). Additionally, in 2006 we commenced service of our first fully non-Brazilian city-pair between Asuncíon, Paraguay and Cordoba, Argentina. By offering international flights with stops integrated in our network we create opportunities for incremental traffic, feeding our network and increasing our competitive advantage and supporting our strategy of stimulating demand for our service. The addition of routes between Brazil and cities in neighboring South American countries will be based upon an extension of our existing network using the same growth strategy that has proven to be successful for us to date. We also expect that the introduction of these flights will add traffic to our network, increasing our overall load factor.

     To Continue to Reduce Low Operating Costs and Improve Operating Efficiency. Continuing to reduce our operating costs per available seat kilometer is a key to increasing profitability. Our revenues per aircraft in 2005 were US$33.2 million, which are the highest in the low cost carrier industry according to publicly available data. Our cost per available seat kilometer in 2005 was US$6.6 cents and we believe that these costs were lower than the stage length adjusted average cost per available seat kilometer of the world’s leading low cost carriers, and approximately 22% lower than those of our closest competitor in the domestic market on a stage length adjusted basis, based upon our analysis of data collected from publicly available information. We aim to remain one of the lowest cost airlines in the world. We have worked toward achieving this goal by assembling a new fleet of single-class aircraft that is capable of safely and reliably accommodating a high utilization rate, incurs low maintenance costs and is fuel-efficient. We are also working to achieve this goal by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and increasing our number of daily flights per aircraft. We will also continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add additional aircraft to an established and efficient operating infrastructure. Our system of phased maintenance allows us to perform maintenance work every day without sacrificing aircraft revenue time, to better determine the timing of heavy maintenance so as to help maximize aircraft utilization and to further reduce our maintenance costs. We will continue internalizing of our aircraft maintenance in our new Aircraft Maintenance Center at the Confins airport in Belo Horizonte, Brazil. By purchasing up to 101 new Boeing 737-800 Next Generation aircraft, we will further reduce the average age of our fleet and therefore increase operating efficiency and lower our operating costs.

     To Keep Our Customer Service Offering Simple and Convenient. We believe that we are perceived by our customers as providing excellent value at reasonable fares and acting as a catalyst for changing the way the Brazilian airline industry works. In addition to offering low fares, our strategy is to make flying a simpler, more convenient experience. We have achieved this objective largely through the elimination of unnecessary extras and common-sense applications of technology. We encourage our customers to use the internet not only to make reservations, but also to make many of the arrangements from the comfort of their home or office that they would otherwise have to make at crowded airports or airline ticket offices, such as checking-in and changing their seat assignments. We provide free shuttle service between airports and drop-off zones on selected routes. We offer customers single-class, pre-assigned seating flights, do not overbook our flights and have designated female lavatories. Our strategy will be to continue to seek ways to make the Gol brand signify simplicity and convenience in the minds of air travelers.

     To Stimulate Demand with Low Fares. Our widely available low fares and superior product offering are designed to popularize air travel and stimulate demand, particularly from fare-conscious leisure travelers and small-

to mid-size business travelers who might otherwise have used alternative forms of transportation or would not have traveled at all. Our strategy is to continue to stimulate demand and encourage more people to fly by continuing to provide a superior product and low-fares. We will also continue to provide our customers with flexible payment mechanisms, such as debit payments, credit card installment payments and monthly installment payments in form of direct credit. We launched in November 2005 the Voe Fácil (“Fly Easy”) Gol Program, which allows qualifying customers to pay for airline tickets in up to 36 monthly installments as an innovative new way to purchase airline tickets, especially designed to make the purchase of our tickets easier for customers belonging to much broader income classes.

The following table shows the date of commencement of our operations and total passengers enplaned at airports in selected cities served by us for the year ended December 31, 2000 (just before we commenced our operations) and the year ended December 31, 2005. The table also sets forth the compound annual growth rate of passengers enplaned at such airports.

		Total Passenger
		Traffic (Arrivals and
		Departures) Year
		Ended December 31,

Airport	Service	2000	2005	CAGR (%)
	Commencement Date	(in millions)	(in millions)	2000-2005

Belo Horizonte(1)	January 2001	2.62	4.17	9.7
Brasília	January 2001	5.43	9.48	11.8
Curitiba	May 2001	2.07	3.39	10.3
Florianópolis	January 2001	0.72	1.55	16.5
Fortaleza	December 2001	1.44	2.77	14.0
Porto Alegre	January 2001	2.25	3.52	9.4
Recife	April 2001	2.14	3.60	11.0
Salvador	January 2001	3.02	4.55	8.5
Vitória	November 2001	0.84	1.52	12.5
(1) Includes the airports of Pampulha and Confins in Belo Horizonte. A large portion of passenger flow was transferred from the airport of Pampulha to the airport of Confins in 2005.
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Source: INFRAERO

Aircraft

     Currently, we operate a fleet of 47 aircraft comprised of 24 Boeing 737-700 Next Generation aircraft, 9 Boeing 737-800 Next Generation aircraft and 14 Boeing 737-300 aircraft. We expect to operate approximately 88 aircraft by the end of 2010, including 62 737-800 Next Generation aircraft.

     As of March 31, 2006, we have placed firm purchase orders with The Boeing Company for 67 737-800 Next Generation aircraft and we have options to purchase an additional 34 737-800 Next Generation aircraft, and as of that date we have 11 firm purchase orders for aircraft deliveries scheduled in 2006, 13 in 2007, 10 in 2008, 11 in 2009, 8 in 2010 and 14 after 2010. By purchasing aircraft, we expect to be able to reduce the average age of our young fleet of aircraft going forward, increase fuel and operating efficiency and reduce maintenance costs. We intend to fund the aircraft acquisitions with a combination of U.S. Eximbank supported financing, local development bank funding and sale and lease back transactions, thereby keeping our financing costs low.

     During the remainder of 2006, we expect to take delivery of 11 Boeing 737-800 and 4 Boeing 737-700 during 2006. Based on our estimated capacity requirements, we have recently increased our fleet plan as part of our continuing plans for route expansion and cost reductions. To adequately serve the demand we expect, we have increased our 2006 fleet plan by two Boeing 737-700 New Generation aircraft, and our 2007 fleet plan by eight Boeing 737-700 Next Generation aircraft and two Boeing 737-300s aircraft.

     Our revised fleet plan is presented in the table below:

	2006	2007	2008	2009	2010	2011	2012

737-800	20	32	43	54	62	69	76

737-700	28	30	27	27	26	23	20
737-300	12	12	10	3	0	0	0

Total fleet	60	74	80	84	88	92	96
New 737-800	11	24	34	45	53	60	67
Leased 737	49	50	46	39	35	32	29

     Our simplified fleet structure allows us to maintain a cost-efficient operation by reducing maintenance and training costs, reducing spare parts inventory requirements and supporting high reliability and high aircraft utilization rates. The average daily utilization rate of our aircraft between 2002 and 2005 has been 13.1 block hours (including 13.9 block hours in 2005 and 14.4 block hours in the first quarter of 2006), the highest average utilization rate in Brazil and one of the highest utilization rates in the industry worldwide according to airline company public filings.

Industry Overview

     Since air transportation has historically been affordable only to the higher income segment of Brazil’s population, resulting in a comparatively low level of air travel, we believe that the low-cost, low-fare business model has the potential to significantly increase the use of air transportation in Brazil. According to the DAC, there were 31.1 million domestic enplanements and 4.9 million international enplanements in Brazil in 2004, out of a total population of approximately 181 million, according to the Brazilian Geographical and Statistical Institute (Instituto Brasileiro de Geografia e Estatística—IBGE). In contrast, according to the U.S. Department of Transportation, the United States had 628.5 million domestic enplanements and 133.5 million international enplanements in 2004, out of a total population of approximately 293 million, according to the latest U.S. census figures.

     Most long-distance public travel services within Brazil are provided by interstate bus companies. In 2004, Brazil’s domestic airline industry transported almost 36 million passengers, as compared to over 134 million passengers transported by interstate bus companies in 2004, according to the National Ground Transportation agency (Agência Nacional de Transportes Terrestres). Brazil has no meaningful interstate passenger rail services.

     The business travel segment is the largest component of Brazilian air transportation demand and the most profitable in the market. According to the DAC, business travel represents approximately 70% of the total demand for domestic air travel in 2005, which we believe is significantly higher than the business travel portion of domestic air travel in the global aviation sector. According to data collected from the DAC, flights between Rio de Janeiro and São Paulo accounted for 13.1% of all domestic passengers in 2004, respectively. The ten busiest routes accounted for 35.7% of all domestic air passengers in 2004 while the ten busiest airports accounted for 74.9% and 75.6% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2004 and 2005, respectively.

     The scheduled domestic passenger airline industry in Brazil is primarily served by Gol and two main competitors—Varig and TAM. By the end of the first quarter of 2006, Gol, TAM and Varig accounted for over 92.8% of the market share of domestic regular routes, measured in terms of revenue passenger kilometers. On June 17, 2005, Varig filed for bankruptcy protection in Brazil and the United States. On January 19, 2006, it presented a restructuring plan to its creditors which was approved in February 2006. For a description of further developments on Varig’s bankruptcy, see “Other Recent Developments – Recent Industry Developments.”

     From 1997 to 2005, the compound annual growth rate in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 8.3 % versus a compound annual growth rate in available industry capacity, in terms of available seat kilometers, of 5.5%. Domestic industry load factors, calculated as revenue passenger kilometers divided by available seat kilometers, have averaged 60% over the same period. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	1998	1999	2000	2001	2002	2003	2004	2005	1Q 2006

				(In millions, except percentages)
Available Seat Kilometers	38,121	40,323	41,437	45,008	47,109	41,927	43,034	47,979	14,056
Available Seat Kilometers
Growth	22.4%	5.8%	2.8%	8.6%	4.7%	(11.0)%	2.6%	11.5%	21.8%(1)
Revenue Passenger Kilometers	22,539	22,204	24,284	26,296	26,780	25,180	28,214	33,699	9,746
Revenue Passenger Kilometers
Growth	26.5%	(1.5)%	9.4%	8.3%	1.8%	(6.0)%	12.0%	19.4%	19.7%(1)
Load Factor	59.1%	55.1%	58.6%	58.4%	56.8%	60.1%	65.6%	70.2%	69.3%

(1) As compared to the first quarter 2005.
______________

Source: DAC, for 1998 to 2002 from Anuário Estatístico; and for 2003, through 2005 from Dados Comparativos Avançados.

Historically, domestic airline industry revenue growth has generally surpassed Brazilian GDP growth. From 1998 to 2004, domestic airline industry revenue grew at a real compound annual growth rate of 5.9% (as adjusted by the IPCA inflation index) while Brazilian GDP has grown at a real compound annual growth rate of 2.3% over the same period, according to data from the DAC and the Central Bank.

     Set forth in the table below is the number of passengers traveling by air between Brazil and other specified South American countries during 2004, as well as the gross domestic product and population of each listed country.

			GDP(2)	Population(2)
Country	Enplanements(1)	Percentage of Total	(in billions of US$)	(in millions)

Argentina	1,457,877	51.3%	151.5	38.2
Chile	402,058	14.2%	94.1	16.0
Uruguay	264,271	9.3%	13.1	3.4
Bolivia	217,162	7.6%	8.8	9.0
Paraguay	181,639	6.4%	7.1	5.8
Peru	143,395	5.1%	68.4	27.5
Colombia	94,673	3.3%	97.4	45.3
Venezuela	78,347	2.8%	109.3	26.1
Total	2,839,422	100%	549.7	171.3
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Sources: (1) DAC (Anuário do Transporte Aéreo 2004) (2) World Development Bank Indicators database, August 2005. Figures as of 2004

Brazilian Economic Environment

     In the first quarter of 2006, inflation was 0.7%, as measured by the IGP-M, and 1.4%, as measured by the IPCA, compared to 1.5%, as measured by the IGP-M, and 1.8%, as measured by the IPCA, in the first quarter of 2005. Interest rates continued to be high with the CDI rate at the end of the first quarter of 2006 at 16.5% . In the first quarter of 2006, the real appreciated 18.5% compared to the same period in 2005. On May 15, 2006, the U.S. dollar/real exchange rate was R$2.1774 per US$1.00.

     The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as at the periods indicated.

	Year ended December 31,			Three month period ended March 31,

	2003	2004	2005	2005	2006

Real growth in gross domestic product	0.5%	4.9%	2.3%	2.9%	NA
Inflation (IGP-M)(1)	8.7%	12.4%	1.2%	1.5%	0.7%
Inflation (IPCA)(2)	9.3%	7.6%	5.7%	1.8%	1.4%
CDI rate(3)	16.3%	17.8%	18.0%	19.2%	16.5%
LIBOR rate(4)	1.1%	2.4%	4.5%	3.1%	5.0%
Depreciation (appreciation) of the real vs. U.S.
dollar	(18.2)%	(8.1)%	(11.8)%	(8.3%)	(18.5%)
Period-end exchange rate—US$1.00	R$ 2.8892	R$ 2.6544	R$2.3407	R$2.6662	R$2.1724
Average exchange rate—US$1.00(5)	R$ 3.0600	R$ 2.9171	R$2.4125	R$2.6692	R$2.1974
Increase (decrease) in West Texas intermediate				54.9%	20.3%
crude (per barrel)	4.2%	33.6%	40.5%
West Texas intermediate crude (per barrel)	US$ 32.52	US$ 43.45	US$61.04	US$55.40	US$66.63
West Texas intermediate crude (average per barrel
during period)	US $31.06	US$ 41.51	US$56.59	US$49.80	US$63.26

______________
Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg
(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (accumulated for period-end month, annualized).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate, which is the rate applicable to the short-term international inter-bank market.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

_______________

     We were formed on March 12, 2004 as a sociedade por ações, a stock corporation duly incorporated under the laws of Brazil with unlimited duration. Our only material assets consist of the common and preferred shares of Gol, offshore finance subsidiaries and cash. We own all of Gol’s common and preferred shares, except for five common shares and three Class B preferred shares of Gol that are held by members of Gol’s board of directors for eligibility purposes.

_______________

     Our principal executive offices are located at Rua Tamoios 246, Jardim Aeroporto, 04630-000 São Paulo, SP, Brazil, and our general telephone number is +55 11 5033-4224. The telephone number of our investor relations department is +55 11 5033-4393. Our website address is www.voegol.com.br and our website is available in Portuguese, Spanish and English. Investor information contained on our website is not incorporated by reference in, and shall not be considered a part of, this prospectus.

THE GLOBAL OFFERING

Preferred shares offered in the global offering	12,500,000 non-voting preferred shares, of which 2,500,000 preferred shares are being offered by us and 10,000,000 preferred shares are being offered by Fundo de Investimento em Participações Asas.

The global offering	The global offering consists of the international offering and the Brazilian offering.

International offering	ADSs, representing preferred shares, are being offered through the international underwriter in the United States and in other countries outside Brazil.

Brazilian offering	Concurrently with the international offering, preferred shares are being offered in a public offering in Brazil.

Over-allotment option
We and the selling shareholder have granted the international underwriter the right for a period of 30 days to purchase up to an additional 1,875,000 preferred shares to cover over- allotments, if any.

The ADSs
Each ADS will represent one preferred share. The ADSs will be evidenced by American Depositary Receipts, or ADRs. The ADSs will be issued under a deposit agreement among us, The Bank of New York, as depositary, and the registered holders and beneficial owners from time to time of ADSs issued thereunder.

Selling shareholder	Fundo de Investimento em Participações Asas.

Total shares outstanding after the offering
198,550,750 shares, consisting of 109,448,497 common shares and 89,102,253 preferred shares, not including preferred shares reserved for issuance under stock options. As of            , we had outstanding options to purchase up to of our preferred shares.

Depositary	The Bank of New York

Voting rights
Holders of the ADSs and our preferred shares have no voting rights except in connection with certain matters. See the section entitled “Item 10—Memorandum of Articles of Association—Description of capital Stock” in our annual report on Form 20-F for the year ended December 31, 2005, which is incorporated by reference herein.

Liquidation preference	Upon liquidation, holders of preferred shares are entitled to receive a return of capital prior to any distribution to the holders of our common shares.

Tag-along rights	Unlike holders of preferred shares of companies incorporated under the laws of the State of Delaware, for example, which typically do not have the benefit of tag-

along rights, holders of our preferred shares are entitled to be included in a public tender offer in case our controlling shareholder sells its controlling stake in us, and the minimum price to be offered for each preferred share is 100% of the price paid per share of the controlling stake.

Lock-up agreements
Aeropar Participações S.A. and the selling shareholder have agreed with the international underwriter that, subject to certain exceptions, they will not transfer, until 180 days after the date of this prospectus, any ADSs or preferred shares or any options or warrants to purchase ADSs or preferred shares, or any securities convertible into, or exchangeable for, or that represent rights to receive, ADSs or preferred shares. We, our directors and executive officers have agreed with the international underwriter that, subject to certain exceptions, we and they will not issue or transfer, until 90 days after the date of this prospectus, any ADSs or preferred shares or any options or warrants to purchase ADSs or preferred shares, or any securities convertible into, or exchangeable for, or that represent rights to receive, ADSs or preferred shares. See “Und erwriter.”

Risk factors
See “Risk Factors” beginning on page 19 and the other information included in this prospectus and incorporated by reference herein for a discussion of factors you should consider before deciding to invest in the ADSs or our preferred shares.

Use of proceeds
We will receive estimated net proceeds of approximately US$          from the sale of our preferred shares and ADSs in this global offering (based on an ADS price of US$            , which was the reported last sale price of the ADSs on the NYSE on    , 2006), and proceeds of US$            if the international underwriter exercises its over-allotment option in full, in each case after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds from this offering and the concurrent offerings of convertible notes and debentures primarily to finance the acquisition of aircraft, equipment and materials.

We will not receive any proceeds from the sale of preferred shares (including preferred shares in the form of ADSs) by the selling shareholder.

Dividends
Brazilian corporation law requires us to distribute at least 25% of our annual adjusted net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP). The holders of ADSs will be entitled to receive dividends to the same extent as the owners of our preferred shares, subject to the deduction of any charges of the depositary with respect to foreign exchange conversion. Unlike preferred shares of companies incorporated under the laws of the State of Delaware, for example, which are typically entitled to a fixed dividend established pursuant to the company’s articles of incorporation, our preferred shares are not entitled to fixed dividends but are instead entitled to receive dividends per share in the same amount of the dividends per share paid to holders of our common shares. See the section entitled “Item 10—Memorandum of Articles of Association—Description of capital Stock” in our annual report on Form 20-F for the year ended December 31, 2005, which is incorporated by reference herein.

Listing	The ADSs trade on the NYSE under the symbol “GOL” and our preferred shares trade on the BOVESPA under the symbol “GOLL4.”

Expected offering timetable:
Commencement of marketing of the offering	, 2006
Announcement of offer price and allocation of
ADS and preferred shares	, 2006
Settlement and delivery of ADSs and preferred
shares	, 2006

SUMMARY FINANCIAL AND OPERATING DATA

     The following table presents summary historical consolidated financial and operating data for us for each of the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes and the information under “Item 5 - Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2005, which is incorporated by reference herein.

     The Registrant is a holding company that was incorporated on March 12, 2004, and the shares of Gol, an offshore finance subsidiary, cash and cash equivalents and short-term investments are currently the Registrant’s only material assets. The consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus have been prepared in accordance with U.S. GAAP and reflect our financial condition and results of operations as if the Registrant had been incorporated and held all of the capital stock of Gol since January 1, 2001, except for five common shares and three Class B preferred shares of Gol held by members of Gol’s board of directors for eligibility purposes. On June 29, 2004, the Registrant completed its initial public offering through the issuance of 18,750,000 preferred shares.

     Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2005 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2005 of R$2.3407 to US$1.00 and on March 31, 2006 of R$2.1724 to US$1.00, as reported by the Central Bank.

		Year Ended December 31,			Three Months Ended March 31, (unaudited)

	2003	2004	2005	2005	2005	2006	2006

	(in thousands)
Net operating revenues:
Passenger	R$1,339,191	R$1,875,475	R$2,539,016	US$1,084,725	R$565,181	R$829,858	US$ 382,001
Cargo and other	61,399	85,411	130,074	55,571	23,978	33,158	15,263

Total net operating revenues	1,400,590	1,960,886	2,669,090	1,140,296	589,159	863,016	397,264
Operating expenses:
Salaries, wages and benefits	137,638	183,037	260,183	111,156	54,647	81,484	37,509
Aircraft fuel	308,244	459,192	808,268	345,310	146,170	254,306	117,062
Aircraft rent	188,841	195,504	240,876	102,908	51,869	66,487	30,605
Sales and marketing	191,280	261,756	335,722	143,428	72,081	99,330	45,724
Landing fees	47,924	57,393	92,404	39,477	19,046	30,341	13,967
Aircraft and traffic servicing	58,710	74,825	91,599	39,133	17,766	31,621	14,556
Maintenance, materials and repairs	42,039	51,796	55,373	23,657	13,848	26,115	12,021
Depreciation	13,844	21,242	35,014	14,959	6,803	12,529	5,768
Other operating expenses(1)	70,344	79,840	128,300	54,812	29,683	36,968	17,017

Total operating expenses	1,058,864	1,384,585	2,047,739	874,840	411,913	639,181	294,229
Operating income	341,726	576,301	621,351	265,456	177,246	223,835	103,035
Other income (expense):
Interest expense	(20,910)	(13,445)	(19,383)	(8,281)	(5,161)	(3,263)	(1,502)
Financial income (expense), net	(56,681)	24,424	115,554	49,367	28,676	28,058	12,916
Income (loss) before income taxes	264,135	587,280	717,522	306,542	200,761	248,630	114,449
Income taxes	(88,676)	(202,570)	(204,292)	(87,279)	(69,677)	(68,840)	(31,688)
Net income (loss)	R$175,459	R$384,710	R$513,230	US$219,263	131,084	179,790	82,761

Earnings (loss) per share, basic(2)	R$1.07	R$2.14	R$2.66	US$1.14	R$0.70	R$0.92	US$0.42
Earnings (loss) per share, diluted(2)	R$1.07	R$2.13	R$2.65	US$1.13	R$0.70	R$0.92	US$0.42
Weighted average shares used in
computing earnings (loss) per share,
basic (in thousands)(2)	164,410	179,731	192,828	192,828	187,543	195,960	195,960
Weighted average shares used in
computing earnings (loss) per share,
diluted (in thousands)(2)	164,410	180,557	193,604	193,604	188,388	196,160	196,160
Earnings (loss) per ADS, basic(3)	R$1.07	R$2.14	R$2.66	US$1.14	R$0.70	R$0.92	US$0.42
Earnings (loss) per ADS, diluted(3)	R$1.07	R$2.13	R$2.65	US$1.13	R$0.70	R$0.92	US$0.42
Dividends paid and accrued per
ADSs(4)	R$0.16	R$0.34	R$0.52	US$0.22	-	R$0.19	US$0.09
Dividends paid and accrued per
ADS, diluted(3)(4)	R$0.16	R$0.34	R$0.52	US$0.22	-	R$0.19	US$0.09

	As of December 31,				As of March 31,

					(unaudited)

	2003	2004	2005	2005	2006	2006

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$146,291	R$405,730	R$106,347	US$45,434	R$136,896	US$63,016
Short-term investments	—	443,361	762,688	325,837	775,909	357,167
Accounts receivable(5)	240,576	386,370	563,958	240,936	578,223	266,168
Deposits for aircraft leases and aircraft and
engine maintenance contracts	180,916	289,416	408,776	174,638	437,641	201,455
Total assets	685,019	1,734,284	2,555,843	1,091,912	2,739,505	1,261,050
Short term debt	38,906	118,349	54,016	23,077	104,459	48,085
Long term debt(6)	—	—	—	—	—	—
Shareholders’ equity	314,739	1,148,453	1,822,331	778,540	1,964,675	904,380

	Year Ended December 31,				Three Months Ended

					March 31,

					(unaudited)

	2003	2004	2005	2005	2005	2006

	(in thousands, except percentages)
Other Financial Data:
Operating margin(7)	24.4%	29.4%	23.3%	23.3%	30,1%	25,9%
Net cash provided by (used in) operating activities	R$85,235	R$239,920	R$353,745	US$151,129	R$28,079	R$93,799
Net cash used in investing activities	(39,263)	(533,043)	(801,787)	(342,542)	(332,340)	(122,331)
Net cash provided by financing activities	90,867	552,562	148,659	63,510	(7,576)	59,081
EBITDA(8)	355,570	597,543	656,365	280,415	184,049	236,364
Aircraft rent(A)	188,841	195,504	240,876	102,908	51,869	66,487

	2003	2004	2005	1Q 2006

Operating Data (unaudited):
Revenue passengers (in thousands)	7,324	9,215	13,000	3,669
Revenue passenger kilometers (in millions)	4,835	6,289	9,740	3,066
Available seat kilometers (in millions)	7,527	8,844	13,246	4,340
Load factor	64.2%	71.1%	73.5%	70.6%
Breakeven load factor	50.8%	52.5%	56.4%	52.3%
Aircraft utilization (block hours per day)	12.8	13.6	13.9	14.4
Average fare	R$195	R$210	R$201	R$233
Yield per passenger kilometer (cents)	27.7	29.8	26.1	27.1
Passenger revenue per available seat kilometer (cents)	17.8	21.2	19.1	19.1
Operating revenue per available seat kilometer (cents)	18.6	22.2	20.1	19.9
Operating expense per available seat kilometer (cents)	14.1	15.7	15.5	14.7
Operating expense less fuel expense per available seat kilometer (cents)	9.9	10.5	9.4	8.9
Departures	75,439	87,708	122,683	36,516
Departures per day	207	240	336	406
Destinations served	25	36	45	49
Average stage length (kilometers)	659	689	721	788
Average number of operating aircraft during period	21.6	22.3	34.3	43.0
Full-time equivalent employees at period end	2,453	3,307	5,456	5,991
Fuel liters consumed (in thousands)	264,402	317,444	476,725	151,678
Percentage of sales through website during period	57.9%	76.4%	81.3%	84.9%
Percentage of sales through website and call center during period	74.1%	83.6%	88.7%	94.0%
____________
(1)
Contains for the years 2003, 2004 and 2005 R$25,850, R$25,575 and R$29,662 respectively of expenses for aircraft insurance, which is, starting with the first quarter of 2006, recorded in Other Operating Expenses.

(2)
Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year.

(3)	Adjusted for the ADS ratio change in December 2005, which changed the ratio of ADS per preferred share from one ADS representing two preferred shares to one ADS representing one preferred share.
(4)	Includes interest on shareholder’s equity, which is net of 15% withholding taxes.
(5)
In managing our liquidity, we take into account our cash and cash equivalents, our short -term investments and our accounts receivable balances. Accounts receivable consist primarily of credit card receivables for purchased passenger tickets. We provide our customers with the option to pay in installments and therefore have to a limited extent a lag between the time that we pay our suppliers and the time that we receive payment for our services.

(6)	Does not reflect the issuance of US$200 million of guaranteed perpetual notes on April 5, 2006, see “Recent Developments” and “Capitalization”.
(7)	Operating margin represents operating income divided by net operating revenues.

(8)
EBITDA represents net income (loss) plus the sum of net interest and financial expense, income taxes and depreciation. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and cash flow generation.However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. The following table presents a reconciliation of our net income to EBITDA for the specified periods.

	Year Ended December 31,				Three Months Ended

					March 31,

					(unaudited)

	2003	2004	2005	2005	2005	2006

EBITDA Reconciliation: (A)	(in thousands)
Net income (loss)	R$175,459	R$384,710	R$513,230	US$219,263	R$131,084	R$179,790
Plus (minus)
Net interest and financial expense	77,591	(10,979)	(96,171)	(41,086)	(23,515)	(24,795)
Income taxes	88,676	202,570	204,292	87,278	69,677	68,840
Depreciation	13,844	21,242	35,014	14,959	6,803	12,529
EBITDA	R$355,570	R$597,543	R$656,365	US$280,414	R$184,049	R$236,364
_____________
(A)	Aircraft rent represents a significant operating expense of our business. Because we leased all of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was R$188,841 in 2003, R$195,504 in 2004, R$240,876 in 2005, R$51,869 in the first quarter of 2005 and R$66,487 in the first quarter of 2006.

Exchange Rates

Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

  the commercial rate exchange market; and

  the floating rate exchange market.

     Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. These transactions included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. In both markets, rates were freely negotiated.

     Resolution No. 3.265 of the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Item 3. Risk Factors—Risks Relating to Brazil” in our Annual Report on Form 20-F for the year ended December 31, 2005, which is incorporated into this prospectus by reference.

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

		Average for
	Period-end	Period	Low	High

	(reais per US.dollar)
Year Ended
December 31, 2001	2.320	2.353(1)	1.936	2.801
December 31, 2002	3.533	2.998(1)	2.271	3.955
December 31, 2003	2.889	3.060(1)	2.822	3.662
December 31, 2004	2.654	2.917(1)	2.654	3.205
December 31, 2005	2.341	2.412(1)	2.163	2.762
Month Ended
December 2005	2.341	2.277(2)	2.180	2.374
January 2006	2.216	2.279(2)	2.212	2.346
February 2006	2.136	2.170(2)	2.118	2.222
March 2006	2.172	2.165 (2)	2.107	2.224
April 2006	2.089	2.122(2)	2.089	2.154
May 2006 (through May 15)	2.177	2.118(2)	2.059	2.177
____________

Source: Central Bank
(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Average of the lowest and highest rates in the month.

RISK FACTORS

     An investment in the ADSs or our preferred shares involves a high degree of risk. Our Annual Report on Form 20-F for the year ended December 31, 2005, which is incorporated by reference herein, describes the risks with respect to our company, the airline industry and our operating environment, particularly Brazil. You should carefully consider these risks and the ones set forth below before making your investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment. These risks are those that we currently believe may materially affect us.

Risks Relating to the ADSs and Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of the BOVESPA as of December 31, 2005. The top ten stocks in terms of trading volume accounted for approximately 53%, 45% and 51% of all shares traded on the BOVESPA in 2003, 2004 and 2005, respectively.

Holders of the ADSs and our preferred shares may not receive any dividends.

     According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian GAAP. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

     As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

     If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

Holders of ADSs and preferred shares may be unable to exercise preemptive rights with respect to our preferred shares.

     We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

Substantial sales of the ADSs or our preferred shares could cause the price of the ADSs or our preferred shares to decrease.

     Aeropar Participações S.A. and the selling shareholder have agreed with the international underwriter that, subject to certain exceptions, they will not transfer, until 180 days after the date of this prospectus, any ADSs or preferred shares or any options or warrants to purchase ADSs or preferred shares, or any securities convertible into, or exchangeable for, or that represent rights to receive, ADSs or preferred shares. In addition, we, our directors and executive officers have agreed that, subject to certain exceptions, we and they will not issue or transfer, until 90 days after the date of this prospectus any ADSs or our preferred shares or any options or warrants to purchase the ADSs or our preferred shares, or any securities convertible into, or exchangeable for, or that represent the right to receive, ADSs or our preferred shares. After these lock-up agreements expire or if they are waived, their ADSs and preferred shares will be eligible for sale in the public market. The market price of the ADSs and our preferred shares could drop significantly if the holders of the ADSs or our preferred shares sell them or the market perceives that they intend to sell them.

The economic value of your investment may be diluted.

     The initial offering price for the ADSs may exceed the book value of our preferred shares after the completion of this offering. For the purpose of any subsequent calculation of net book value, any premiums paid by investors would be aggregated with other tangible assets and attributed to the total number of preferred shares outstanding following completion of the offering. If this were the case, investors acquiring the ADSs in this offering would accordingly suffer an immediate and significant decline in the book value of their investment. See “Dilution.” In addition, in the event that we need to obtain capital for our operations by issuing new shares, any such issuance may be made at a value below the book value of our preferred shares on the relevant date. In that event, investors subscribing for or acquiring our preferred shares in this offering would suffer an immediate and significant dilution in relation to future transactions on the capital markets.

RECENT DEVELOPMENTS

Results of Operations

     The following discussion should be read in conjunction with our unaudited financial statements and related notes as of March 31, 2006 and for the three months ended March 31, 2006 and 2005 included in our report on Form 6-K submitted to the SEC on April 25, 2006 (Financial Statement under U.S. GAAP), which is incorporated by reference into this prospectus. Our historical results discussed are not necessarily indicative of our full year performance or of results to be expected from any future period. The following discussion may contain forward looking statements that involve risks and uncertainties. Our actual results may differ materially form those anticipated in these forward looking statements as a result of various factors, including those set forth under “Risk Factors” and “Special Note About Forward Looking Statements.”

The following table sets forth our operating results for the three months period ended March 31, 2006 and 2005.

	For the three month period
	ended March 31,
	(unaudited)
	2005	2006

	(In thousands)
Net operating revenues:
Passenger	R$565,181	R$829,858
Cargo and other	23,978	33,158
Total net operating revenues	589,159	863,016
Operating expenses:
Salaries, wages and benefits	54,647	81,484
Aircraft fuel	146,170	254,306
Aircraft rent	51,869	66,487
Sales and marketing	72,081	99,330
Landing fees	19,046	30,341
Aircraft and traffic servicing	17,766	31,621
Maintenance, materials and repairs	13,848	26,115
Depreciation	6,803	12,529
Other operating expenses(1)	29,683	36,968
Total operating expenses	411,913	639,181
Operating income	177,246	223,835
Other expenses:
Interest expense	(5,161)	(3,263)
Financial income (expense), net	28,676	28,058
Income before income taxes	200,761	248,630
Income taxes	(69,677)	(68,840)

Net income	131,084	179,790
Earnings per share, basic(2)	R$0.70	R$0.92
Earnings per share, diluted(2)	R$0.70	R$0.92
Weighted average shares used in computing earnings per share, basic (in thousands)(1)	187,543	195,960
Weighted average shares used in computing earnings per share, diluted (in thousands)(1)	188,388	196,160
Earnings per ADS, basic(3)	R$0.70	R$0.92

Earnings (loss) per ADS, diluted(3)	R$0.70	R$0.92
Dividends per ADS (4)	-	R$0.19
Dividends per ADS, diluted(3) (4)	-	R$0.19

_____________
(1)	Contains for the first quarter of 2005 R$5,962 of expenses for aircraft insurance, which is, starting with the first quarter of 2006, recorded in Other Operating Expenses.
(2)
Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period.

(3)	Adjusted for the ADS ratio change in December 2005, which changed the ratio of ADS per preferred share from one ADS representing two preferred shares to one ADS representing one preferred share.
(4)	Includes interest on shareholder’s equity, which is net of 15% withholding taxes.

Three Months Period ended March 31, 2006 and March 31, 2005

     Our net income for the first quarter 2006 increased to R$179.8 million from R$131.1 million for the first quarter 2005, an increase of R$48.7 million. We had operating income of R$223.8 million, an increase of R$46.6 million over the first quarter of 2005, and our operating margin was 25.9%, a decrease of 4.1 points from the first quarter 2005. Income before income taxes increased 23.8% to R$248.6 million.

     Net Operating Revenues. Net operating revenues increased 46.5%, or R$273.9 million, due primarily to increased passenger revenues. Increased passenger revenues were driven by a 55.1% increase in revenue passenger kilometers, primarily as a result of a 40.7% increase in departures, a 12.6% increase in average stage length, partially offset by a 2.8 percentage point decrease in load factor from 73.4% to 70.6% . Operating revenue per available seat kilometers decreased 9.1% to R$19.9 cents as a result of a 5.3% yield decline principally due a 2.8 percentage point decrease in load factor and to a 12.6% increase in our average stage length. Cargo and other revenue increased by R$9.2 million due primarily to increases in revenues from our cargo service operations.

     Operating Expenses. Operating expenses increased 55.2%, or R$227.3 million, due primarily to the operation of an average 15 additional aircraft over the year, increased flight departures during the period, an increase in the average cost and number of liters of jet fuel consumed and an increase in sales and marketing expenses and salaries, wages and benefits. Operating capacity increased by 61.1% to 4,340 million available seat kilometers due to scheduled capacity increases and a 2.9% increase in aircraft utilization to 14.4 block hours per day. Operating expenses per available seat kilometer decreased 3.7% to R$14.7 cents primarily due to higher productivity, a longer average stage length, and a greater dilution of fixed costs over a higher number of available seat kilometers, offset by increases in aircraft fuel expenses per available seat kilometer. The breakdown of our operating expenses on a per available seat kilometer basis for the first quarter 2006 compared to the first quarter 2005 is as follows (percent changes are based on unrounded numbers):

	Three Months Period Ended		Percent Change	Percentage of Net Revenues ( 1Q 2006)
	March 31,

	(unaudited)
	2005	2006

	(cost per available seat
	kilometer in R$ cents)
Operating expenses:
Salaries, wages and benefits	2.03	1.88	(7.4%)	9.4%
Aircraft fuel	5.43	5.86	7.9%	29.5%
Aircraft rent	1.93	1.53	(20.7%)	7.7%
Sales and marketing	2.68	2.29	(14.6%)	11.5%
Landing fees	0.71	0.70	(1.4%)	3.5%
Aircraft and traffic servicing	0.66	0.73	10.6%	3.7%
Maintenance, materials and repairs	0.51	0.60	17.6%	3.0%
Depreciation	0.25	0.29	16.0%	1.5%
Other operating expenses(1)	1.10	0.85	(22.7%)	4.3%
_______________________

Total operating expenses	15.30	14.73	(3.7%)	74.1%
Cost per flight hour	14.37	14.19	(1.3%)	NA
Break-even load factor	51.3%	52.3%	1.9%	NA
(1) Contains expenses for aircraft insurance, which is, starting with the first quarter of 2006, recorded in Other Operating Expenses.

     Salaries, wages and benefits increased 49.1%, or R$26.8 million, due to (i) a 66.1% increase in full-time equivalent employees from 3,607 at March 31, 2005 to 5,991 at March 31, 2006 due to a higher number of employees in training, the international expansion of our operations and the internalization of certain services and (ii) an increase of R$2.0 million in provisions for our profit sharing plan. Salaries, wages and benefits per available seat kilometer decreased 7.4% due to increased productivity and higher capacity.

     Aircraft fuel expense increased 74.0%, or R$108.1 million, primarily due to 52.8 million more liters of fuel being consumed (a 53.5% increase from the first quarter 2005) and a 13.4% increase in average fuel cost per liter over the first quarter 2005, partially offset by a 18.5% appreciation of the real against the U.S. dollar in conjunction with a decrease in liters of fuel used per available seat kilometer of 3.6% . Aircraft fuel per available seat kilometer increased 7.9% due primarily to the increase in the average fuel cost per liter.

     Aircraft rent, which we incur in U.S. dollars, increased 28.2%, or R$14.6 million, due to an increase in the average size of our fleet to 43 aircraft from 28, partially offset by the 18.5% appreciation of the real against the U.S. dollar during the year. Aircraft rent per available seat kilometer decreased 20.7% due to higher aircraft utilization resulting in a 4.9% increase in available seat kilometers per aircraft and the appreciation of the real against the U.S. dollar.

     Sales and marketing expense increased 37.8%, or R$27.2 million, primarily due to higher ticket sales. We booked a substantial majority of our ticket sales through our website (84.9% in the first quarter 2006 compared to 77.9% in the first quarter 2005). Travel agents accounted for approximately 68.6% of our sales in the first quarter 2006, 85.1% of which through the internet. Sales and marketing per available seat kilometer decreased 14.6% due to increased internet sales, lower sales and travel agent commissions and higher aircraft utilization rates.

     Landing fees increased 59.3%, or R$11.3 million, due to a 40.7% increase in departures and an increase in international flight frequencies, which charge higher fees. Landing fees per available seat kilometer decreased 1.4% due to increased average stage length.

     Aircraft and traffic servicing expense increased 78.0%, or R$13.9 million, primarily due to an increase in our operations from 41 to 51 airports served, a 40.7% increase in departures, and an increase in consulting and technology services and average stage length. Aircraft and traffic servicing per available seat kilometer increased 10.6% due to increased average stage length and higher consulting and technology services.

     Maintenance, materials and repairs increased 88.6%, or R$12.3 million, due to 15 average additional aircraft in operation as well as maintenance of four engines, the use of spare parts inventory and repair of rotable materials. Maintenance, materials and repairs per available seat kilometer increased 17.6% .

     Depreciation increased 84.2%, or R$5.7 million, due primarily to the increase of our technology equipment, due to our expansion of operations. Depreciation per available seat kilometer increased 16.0% due to higher volume of fixed assets, particularly spare parts inventory.

     Other operating expenses increased 24.5%, or R$7.3 million, due to an increase in general and administrative expenses related to the expansion of our operations. Other operating expenses per available seat kilometer decreased 22.7% due to a decrease in insurance expenses, interrupted flight expenses, decreased lodging of flight crews and decreased direct passenger expenses. Insurance expenses per available seat kilometer decreased 33.8% to R$0.15 cents due to a reduction in average premium rates, a 18.5% appreciation of the real against the U.S. dollar, and increased aircraft utilization rates.

     Other Income (Expense). Interest expense and financial income (expense), net increased R$1.3 million, due to increases of R$4.8 million in interest income on cash balances, partially offset by an increase of R$4.7 million in exchange rate variation due to negative variation on dollar denominated deposits.

     Income Taxes. Income taxes, as a percentage of income before taxes, decreased to 27.7% in the first quarter 2006 from 34.7% in the first quarter 2005. The reduction was principally due to the payment of a portion of a mandatory minimum dividend as interest in shareholder’s equity, which is deductible for corporate income tax purposes.

Liquidity and Capital Resources

     In managing our liquidity, we take into account our cash and cash equivalents and short-term investments as well as our accounts receivable balances. Our accounts receivable balance is affected by the payment terms of our credit card receivables. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one- or two-month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our services. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle. At March 31, 2006, we had cash and cash equivalents of R$136.9 million, short-term investments of R$775.9 million and accounts receivable of R$578.2 million, as compared to cash and cash equivalents of R$106.3 million, short-term investments of R$762.7 million and accounts receivable of R$564.0 million at December 31, 2005.

     At March 31, 2006, we had 11 revolving lines of credit with six financial institutions, which allowed for total borrowings of up to R$400.0 million. At March 31, 2006, there were loans of R$104.5 million using these lines. We expect to finance the purchase of our aircraft by a combination of financings, consisting of the United States Export-Import Bank supported financing, sale and lease back financings and local development bank funding.

     Operating Activities. We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities totaled R$353.7 million in 2005, R$239.9 million in 2004 and R$85.2 million in 2003. Cash flows from operating activities totaled R$93.8 million for the three months ended March 31, 2006 as compared to R$28.1 million for the three months ended March 31, 2005. The increase in operating cash flows over these periods was primarily due to the growth of our business. Net cash used for investing and financing activities was R$653.1 million in 2005 and net cash provided by investing and financing activities was R$19.5 million in 2004. Net cash used in investing and financing activities was R$51.6 million in 2003. Net cash used for investing and financing activities was R$63.3 million for the three month ended March 31, 2006 and net cash used by investing and financing activities was R$339.9 million for the three months ended March 31, 2005.

     Our operating cash flows are affected by the requirement under the terms of our aircraft operating leasing agreements that we establish maintenance reserve accounts for our aircraft that must be funded at specified levels. At March 31, 2006, we had R$437.6 million of deposits under our aircraft operating leases for aircraft and engine maintenance. As our fleet ages and maintenance costs increase, funds will be drawn from the maintenance reserve accounts to pay for structural maintenance. The amount we will be required to deposit in the maintenance reserve accounts will be affected by a number of factors in addition to our fleet size and number of hours flown, including changes in maintenance rates and the potential to substitute other instruments for cash deposits.

     We believe that we can meet our existing financial commitments and aircraft rent obligations with our cash and cash equivalents, and cash from operations, short-term investments and accounts receivable collected.

     Investing Activities. During the three months ended March 31, 2006, capital expenditures were R$102.9 million, which included expenditures of R$40.0 million related to acquisitions of property and equipment and R$62.9 million of pre-delivery deposits for aircraft acquisitions. During 2005, capital expenditures were R$482.8 million, which included expenditures of R$169.4 million related to acquisitions of property and equipment and R$313.3 million of pre-delivery deposits for aircraft acquisitions. During 2004, capital expenditures were R$85.4 million, which included expenditures of R$42.0 million related to acquisitions of property and equipment and R$43.4 million of pre-delivery deposits for aircraft acquisitions. During 2003, capital expenditures were R$42.7 million related to acquisitions of property and equipment.

     Financing Activities. Financing activities during the three months ended March 31, 2006 consisted primarily of short-term borrowings of R$50.4 million. Financing activities during 2005 consisted primarily of a reduction in short-term borrowings of R$64.3 million offset by the proceeds from the issuance of R$279.1 million of preferred shares in our follow-on offering in May 2005. Financing activities during 2004 consisted primarily of short-term borrowings of R$79.4 million and the issuance of R$470.4 million of preferred shares of Gol in our initial public offering in June 2004. Financing activities during 2003 consisted primarily of short-term borrowings of R$16.1 million and the issuance of R$94.2 million of preferred shares of Gol.

     We accrued a total of R$43.5 million interim quarterly gross dividends for payment on May 23, 2006. Net of withholding taxes, these dividends equaled R$38.2 million, consisting of R$30.1 million paid on shareholders’ equity, and R$8.1million paid in dividends. We declared dividends of R$100.8 million for the fiscal year 2005. We declared R$60.7 million and R$26.5 million of dividends for the fiscal years 2004 and 2003, respectively, which were accrued on our balance sheet as “Other Current Liabilities” and paid in March 2004 and 2003, respectively. Under our by-laws, at least 25% of our adjusted net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory annual dividend. The most significant adjustment to U.S. GAAP net income in arriving at adjusted net income under Brazilian GAAP relates to the accounting for additions to our maintenance deposits. Under U.S. GAAP, additions to our maintenance deposits are deferred and such deposits are charged to operating expense as maintenance is incurred. Under Brazilian GAAP, additions to our maintenance deposits are charged to operating expenses when made.

     Capital Resources. We typically finance our leased aircraft through operating leases. Although we believe that debt and/or operating lease financings should be available for our future aircraft deliveries, we cannot assure you that we will be able to secure financings on terms attractive to us, if at all. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to continue to require working capital investment due to the use of credit card installment payments by our customers. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.

     We structure our growth plans in a way that is mindful of the ANAC’s criteria for the granting of new routes and frequencies. Our growth plans contemplate operating approximately 88 aircraft by the end of 2010. As of March 31, 2006 we had firm purchase orders with The Boeing Company for 67 737-800 Next Generation aircraft and we have options to purchase an additional 34 737-800 Next Generation aircraft. As of March 31, 2006 we had 11 firm order aircraft scheduled to be delivered in 2006, 13 in 2007, 10 in 2008, 11 in 2009, 8 in 2010 and 14 after 2010. The purchase options are exercisable for deliveries between 2007 and 2012. Committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$706.5 million in 2006, US$859.7 million in 2007, US$677.4 million in 2008, US$771.4 million in 2009, US$585.7 million in 2010 and US$1,073.8 million after 2010. We expect to meet our pre-delivery deposits by using cash from operations or borrowings under short-term credit facilities and/or vendor financing. We expect to finance the balance of the purchase price of the Boeing 737-800 Next Generation aircraft through a combination of means, such as cash and funds generated from operations, low-interest bank financing and credit agreements, sale and leaseback transactions, additional equity or debt offerings and/or vendor financing.

     The firm orders represent a significant financial commitment for us. Pending the application of the proceeds from our public offerings, we have invested these proceeds in overnight deposits and deposit certificates with highly-rated Brazilian banks and short-term investments, mainly highly-rated Brazilian government bonds. As of March 31, 2006, we had approximately R$912.8 million of these short-term investments.

     While we expect that a preliminary commitment to us from the Export-Import Bank of the United States to provide guarantees covering approximately 85% of the aggregate purchase price for the firm order aircraft will assist us in obtaining low-cost financing for the purchase of the firm order aircraft, we may be required to use our own cash resources for the remaining 15% of the aggregate purchase price for the firm order aircraft. To the extent that we do not have sufficient cash resources to do so, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and business. The Company believes that it has and will in the future have appropriate funding resources available with the combination of U.S. Eximbank supported financing, local development bank funding and sale and lease back transactions.

Trend Information

     We expect to expand our operations by adding additional flights to existing domestic routes, adding new domestic routes where sufficient market potential exists and expanding into high-traffic centers in other South American countries. As in previous years, in 2006 we will also concentrate on keeping our operating costs low and pursuing initiatives to make our operations more efficient.

     Given the demand for our services, we believe that we will continue to have significant growth opportunities. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add additional aircraft to an established and efficient operating infrastructure. We currently have applications with the DAC to add additional routes and flight frequencies. We expect our operating capacity to increase with the addition of up to 16 aircraft in 2006, which will increase our available seat kilometers by 45% and operating costs on an aggregate basis.

     We expect jet fuel prices will continue to be high in 2006 and we plan to use our fuel and foreign exchange hedging programs to help protect us against short-term movements in crude oil prices and the real/ U.S. dollar exchange rate.

Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at March 31, 2006 included the following (in millions of reais):

	Total	2006(1)	2007/ 2008	2009/2010	After 2010

Aircraft and engine operating leases	R$914.9	R$ 199.9	R$ 442.3	R$ 196.2	R$ 76.5
Short-term borrowings	104.5	104.5	—	—	—
Long-term vendor payables	—	—	—	—	—
Aircraft purchase obligations	10,154.9	1,534.7	3,339.1	2,948.3	2,332.8

Total	R$11,174.3	R$ 1,839.1	R$ 3,781.4	R$3,144.5	R$ 2,409.3

(1) Refers to period from April 1, 2006 to December 31, 2006

Other Recent Developments

Perpetual Notes Issue

     Our wholly-owned subsidiary Gol Finance issued US$200 million 8.75% perpetual notes in an offering exempt from SEC and CVM registration on April 5, 2006. We and our subsidiary Gol Transportes Aéreos S.A. guaranteed the perpetual notes. The issue was assigned a credit rating of Ba2 by Moody’s, one notch above Brazil’s sovereign rating. The perpetual notes are senior unsecured debt obligations of Gol Finance and have no fixed final maturity date, and are callable at par at the option of the issuer after five years. We intend to use the proceeds to finance a portion of our cash payments related to our fleet expansion plan. See “Capitalization”.

Convertible Notes Offering

     Concurrently with this offering, we are offering an aggregate amount of up to US$115 million convertible senior notes and debentures due 2026, including notes that may be purchased by the international underwriter thereof pursuant to its over-allotment option. Real denominated debentures will be offered in Brazil and U.S. dollar denominated notes will be offered internationally. A separate registration statement on Form F-3 for the international convertible notes offering has been filed with the SEC simultaneously with the registration statement on Form F-3, of which this prospectus forms a part.

Recent Industry Developments

     On June 17, 2005, Varig filed for bankruptcy protection in Brazil and the United States. In May 2006, Varig’s creditors approved a plan for the total or partial sale of Varig’s operations, assets and routes. The timing and structure of the sale procedures are still uncertain and could still be subject to change. We cannot foresee the effects on our competitive environment of a total or partial sale of Varig’s operations, assets and routes.

     The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

						Three month period ended March 31,	Month ended April 30,
Domestic Market Share— Scheduled Airlines	Fiscal or Calendar Year December 31,

	2001	2002	2003	2004	2005	2006	2006

Gol(1)	4.7%	11.8%	19.4%	22.3%	27.3%	28.8%	33.3%
TAM	33.1%	34.9%	33.1%	35.8%	43.5%	43.8%	44.3%
Varig Group(2)	39.8%	39.3%	33.7%	31.1%	26.7%	19.5%	16.5%
Others(3)	22.4%	14.0%	13.8%	10.8%	2.5%	7.9%	5.9%

__________
Source: DAC—Annual Air Transportation Report (Anuário do Transporte Aéreo)—Statistical Data—2001-2004. Advanced Comparative Data (Dados Comparativos Avançados) 2005, for the first quarter 2006 and the month of April 2006

(1)	Began operations in January 2001.
(2)	Varig Group—includes Varig, Rio Sul and Nordeste.
(3)	Includes Transbrasil (ceased operations in December 2001) and VASP until 2004, among others.

Offer and Listing Details

     In the United States, our preferred shares trade in the form of ADS. The ADSs commenced trading on the NYSE on June 24, 2004. Since December 2005 each ADS represents one preferred share, issued by The Bank of New York, as Depositary pursuant to a Deposit Agreement. On December 13, 2005, we executed a change in our ADS ratio, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of the Board of Directors of the Company on November 8, 2005.

	US$ per ADS(1)

	Low	High	Average(2)

2004
Annual	8.20	16.45	10.44
First quarter	-	-	-
Second quarter	8.50	9.11	8.72
Third Quarter	8.20	10.61	9.09
Fourth Quarter	9.68	16.45	11.95
2005
Annual	12.20	28.74	16.55
First quarter	12.57	16.51	14.62
Second quarter	12.20	16.56	14.61
Third Quarter	14.06	18.00	15.88
Fourth Quarter	15.50	28.74	21.05
Last Six Months
November 2005	18.79	22.76	20.82
December 2005	23.47	28.74	25.63
January 2006	25.25	30.68	27.42
February 2006	29.08	34.12	31.43
March 2006	25.31	33.18	28.26
April 2006	27.16	37.46	32.22
May 2006 (through May 15)	35.83	40.24	38.12
____________

Source: Bloomberg
(1) Reflecting the ADS ratio change from one ADS representing two preferred shares to one ADS representing on preferred share, occurred in
December 2005.
(2) Calculated as average of closing prices for the period.

     Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BOVESPA, for the periods indicated.

	Reais per Preferred Share

	Low	High	Average(1)

2004
Annual	25.00	44.31	29.69
First quarter	-	-	-
Second quarter	26.31	28.45	27.10
Third Quarter	25.00	30.11	26.79
Fourth Quarter	27.25	44.31	33.02
2005
Annual	32.24	66.90	39.95
First quarter	34.00	42.60	38.93
Second quarter	32.24	39.88	36.31
Third Quarter	33.53	42.00	37.19
Fourth Quarter	35.05	66.90	47.63
Last Six Months
November 2005	42.00	50.45	46.26
December 2005	51.90	66.90	58.60
January 2006	58.70	67.81	62.19
February 2006	63.67	72.00	67.41
March 2006	55.00	69.15	60.74
April 2006	58.30	79.50	68.13
May 2006 (through May 15)	76.00	82.80	74.29

__________
Source: Bloomberg
(1) Calculated as average of closing prices for the period.

USE OF PROCEEDS

     We will receive estimated net proceeds of approximately US$         from the sale of our preferred shares and ADSs in this global offering (based on an ADS price of US$         , which was the reported last sale price of the ADSs on the NYSE on         , 2006), and proceeds of US$         if the international underwriter exercises its over-allotment option in full, in each case after deducting estimated underwriting discounts and commissions and offering expenses payable by us. A US$ 1.00 increase (decrease) in the assumed global offering price of US$         per ADS or preferred share would increase (decrease) the net proceeds to us from this offering by US$         , after deducting estimated underwriting discounts and commissions and offering expenses payable by us and assuming no exercise of the international underwriter’s over-allotment option and no other change to the number of ADSs or preferred shares by us as set forth on the cover page of this prospectus.

     Concurrently with this offering, we are offering an aggregate amount of US$100 million convertible senior notes and debentures due 2026, excluding notes that may be purchased by the international underwriter thereof pursuant to its over-allotment option. Real denominated debentures will be offered in Brazil and U.S. dollar denominated notes will be offered internationally. The net proceeds from our concurrent offering of convertible notes and debentures will be approximately US$         , or approximately US$         if the international underwriter’s option to purchase additional convertible notes is exercised in full.

     We intend to use the net proceeds from this offering and the concurrent convertible notes and debentures offerings primarily to finance the acquisition of aircraft, equipment and materials.

     We will not receive any proceeds from sale of preferred shares (including preferred shares in the form of ADSs) by the selling shareholder.

CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2006 on an actual basis and on a pro forma basis (i) as adjusted to reflect the receipt of an aggregate principal amount of US$200 million from our offering of perpetual notes on April 5, 2006 and (ii) as further adjusted to reflect (x) the receipt of an aggregate principal amount of US$100 million of convertible notes and debentures due 2026, assuming no exercise of the international underwriter’s over-allotment option, offered concurrently with this offering in a Brazilian offering and an international offering and (y) the receipt of an aggregate principal amount of US$         million from the issuance and sale of 2,500,000 preferred shares in the form of ADSs by us in this offering, assuming an offering price of US$         per ADS or preferred share, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the international underwriter’s over-allotment option and no other change in the number of ADSs or preferred shares sold by us as set forth on the cover of this prospectus. See “Recent Developments”.

     The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustments based on the actual public offering price of our ADS and preferred shares, other terms of this offering determined at pricing and the simultaneous offering of convertible notes described in the preceding paragraph. You should read this table in conjunction with “Item 3 – Key Information – Selected Financial Data” and “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2005 and our Report on Form 6-K dated April 25, 2006 (U.S. GAAP financial statements), which are incorporated by reference herein.

	Actual as of March 31, 2006(1)		As adjusted as of March 31, 2006 for perpetual notes offering(1)		As further adjusted as of March 31, 2006 for this offering and the concurrent offerings of convertible senior notes and debentures(1)

	(in thousands)		(in thousands)		(in thousands)
Total short-term debt and current portion of
long-term debt	R$104,459	US$48,085	R$104,459	US$48,085	R$	US$
Perpetual Notes	—	—	434,480	200,000
Convertible notes and debentures offered
concurrently with this offering	—	—	—	—
Total Debt	104,459	48,085	538,939	248,085
Shareholders’ equity:
Preferred shares, no par value,
86,602,253 issued and outstanding,		389,179		389,179
actual(2)	845,453		845,453
Common shares, no par value, 109,448,497
issued and outstanding	41,500	19,103	41,500	19,103
Additional paid in capital(3)	39,275	18,079	39,275	18,079
Deferred compensation expenses	(4,975)	(2,290)	(4,975)	(2,290)
Appropriated retained earnings	39,557	18,218	39,557	18,218
Unappropriated retained earnings	995,176	458,100	995,176	458,100
Accumulated and other comprehensive gain	8,669	3,991	8,669	3,991

Total shareholders’ equity(3)	1,964,675	904,380	1,964,675	904,380

Total capitalization(3)(4)	R$2,069,134	US$952,465	R$2,503,614	US$1,152,465

(1) The real amounts for March 31, 2006 have been converted into dollars using the exchange rate of US$1.00 = R$2.1724 and the dollar amounts of the perpetual notes have been converted into reais using the same rate, which is the selling rate reported by the Central Bank of Brazil on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this prospectus as a statement that the amount in real currently represents such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates.

(2) Does not include:
(a) an aggregate of 421,067 preferred shares reserved for issuance pursuant to our outstanding stock options;

(b) preferred shares reserved for issuance upon conversion of the U.S. dollar denominated convertible notes due 2026 offered concurrently with this offering in an international offering; and
(c) preferred shares reserved for issuance pursuant to the real denominated convertible debentures due 2026 offered concurrently with this offering in Brazil.
(3) A US$1.00 increase (decrease in the assumed global offering price of US$ per ADS or preferred share would increase (decrease) each of additional paid in capital, total shareholders’ equity and total capitalization by US$ .
(4) Total capitalization is the sum of total debt and total shareholders’ equity.

DILUTION

     On March 31, 2006, we had a net tangible book value of R$         per preferred share, or U.S.$         per ADS (U.S.$         per ADS at an exchange rate of R$         per U.S. dollar) based on the ratio of one preferred share per ADS. Net tangible book value per ADS is determined by dividing tangible assets (defined as total assets less the value of and other assets) less total liabilities by the total number of equity shares outstanding and adjusting for the ratio of shares per ADS. Dilution, for this purpose, represents the difference between the price per ADS paid by purchasers in the global offering and net tangible book value per ADS on March 31, 2006. The following table illustrates the dilution in net tangible book value per ADS to purchasers of ADSs in the global offering:.

Assumed offering price per ADS	US$
Net tangible book value per ADS at March 31, 2006
Increase in net tangible book value per ADS attributable to new investors
Pro forma net tangible book value per ADS after this offering
Dilution per ADS to new investors	US$

     A U.S.$1.00 increase (decrease) in the assumed public offering price of U.S.$         per ADS would increase (decrease) the dilution in the net tangible book value to investors in this offering by U.S.$         per ADS.

     Concurrently with this offering, we are offering an aggregate amount of US$100 million convertible senior notes and debentures due 2026, excluding notes that may be purchased by the international underwriter thereof pursuant to its over-allotment option. Real-denominated debentures will be offered in Brazil and U.S. dollar denominated notes will be offered internationally. Upon conversion of the notes and debentures, we will pay up to the principal amount of the notes and debentures in cash and any amount in excess of such principal amount will be payable, at our option in cash or preferred shares or ADSs or any combination thereof. In the event of any payment in preferred shares or ADSs, holders of our preferred shares will experience further dilution.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

     An ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent one preferred share (or a right to receive one preferred share) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York, as depositary, will execute and deliver the ADRs, when issued.

     You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

     As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the preferred shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

     The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

     The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on preferred shares or other deposited securities, after deducting its fees and expenses described below. You will receive these distributions in proportion to the number of preferred shares your ADSs represent.

  Cash. The depositary will convert any cash dividend or other cash distribution we pay on the preferred shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

  Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

  Shares. The depositary may distribute additional ADSs representing any preferred shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell preferred shares, which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new preferred shares.

  Rights to purchase additional preferred shares. If we offer holders of our securities any rights to subscribe for additional preferred shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

  If the depositary makes rights to purchase preferred shares available to you, it will exercise the rights and purchase the preferred shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

  U.S. securities laws may restrict transfers and cancellation of the ADSs representing preferred shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

  Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

     The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, preferred shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, preferred shares, rights or anything else to ADR holders. (See “Risk Factors—Risks Relating to the ADSs and Our Preferred Shares”). This means that you may not receive the distributions we make on our preferred shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

     The depositary will deliver ADSs if you or your broker deposits preferred shares or evidence of rights to receive preferred shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

How do ADS holders cancel ADSs and obtain shares?

     If you surrender ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the preferred shares and any other deposited securities underlying the surrendered ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do you vote?

     If the preferred shares acquire voting rights, you may instruct the depositary to vote the shares underlying your ADRs. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADRs as you direct by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Brazilian law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as you instruct. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify you of upcoming votes and ask for your instructions.

Fees and Expenses

Persons depositing preferred shares or	For:
ADR holders must pay:
$5.00 (or less) per 100 ADSs (or portion of	• Issuance of ADSs, including issuances
100 ADSs)	resulting from a distribution of preferred
shares or rights or other property
• Cancellation of ADSs for the purpose of
withdrawal, including if the deposit
agreement terminates

$.02 (or less) per ADS (to the extent not	• Any cash distribution to you
prohibited by the rules of any stock
exchange on which the ADSs are listed for
trading)

A fee equivalent to the fee that would be	• Distribution of securities distributed
payable if securities distributed to you	to holders of deposited securities which are
had been preferred shares and the shares	distributed by the depositary to ADR
had been deposited for issuance of ADSs	holders

$.02 (or less) per ADS per calendar year (to	• Depositary services
the extent the depositary has not collected
a cash distribution fee of $.02 per ADS
during the year) (to the extent not
prohibited by the rules of any stock
exchange on which the ADSs are listed for
trading)

Registration or transfer fees	• Transfer and registration of preferred
shares on our preferred share register to or
from the name of the depositary or its
agent when you deposit or withdraw
preferred shares.

Expenses of the depositary in converting
foreign currency to U.S. dollars

Expenses of the depositary	• Cable, telex and facsimile transmissions
(when expressly provided in the deposit
agreement)
Taxes and other governmental charges the
depositary or the custodian have to pay on
any ADR or preferred share underlying an
ADR, for example, stock transfer taxes,
stamp duty or withholding taxes

Any charges incurred by the depositary or its	• No charges of this type are currently
agents for servicing the deposited	made in the Brazilian market
securities

Payment of Taxes

     The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of

ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our preferred shares • Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the preferred shares that are not distributed to you	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

     We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

     The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

     After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise you that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver preferred shares and other deposited securities upon cancellation of ADRs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

     The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

  are not liable if either of us exercises discretion permitted under the deposit agreement;

  have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

     In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

     Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of preferred shares, the depositary may require:

  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any preferred shares or other deposited securities;

  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

     The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Preferred Shares Underlying your ADRs

You have the right to surrender your ADSs and withdraw the underlying preferred shares at any time except:

  When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of preferred shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our preferred shares.

  When you owe money to pay fees, taxes and similar charges.

  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of preferred shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

     The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying preferred shares. This is called a pre-release of the ADSs. The depositary may also deliver preferred shares upon cancellation of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying preferred shares are delivered to the depositary. The depositary may receive ADRs instead of preferred shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the preferred shares or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (c) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. We intend to limit pre-release at our discretion.

PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of April 30, 2006, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

     Each shareholder’s percentage ownership in the following table is based on 196,050,750 shares, consisting of 109,448,497 common shares and 86,602,253 preferred shares outstanding as of April 30, 2006. The table sets forth the beneficial ownership in our shares after the sale of 2,500,000 preferred shares by us and 10,000,000 preferred shares by the selling shareholder in this global offering as of April 30, 2006.

			Preferred Shares		Preferred Shares
	Common Shares		Before the Offer		After the Offer

	Shares	(%)	Shares	(%)	Shares	(%)

Aeropar Participações S.A. (1)	109,448,477	100.0%	—	—-	—	—
Fundo de Investimento em Participações Asas (2)	—	—	34,845,638	40.2%	24,845,638	27.9%
Executive officers and directors as a group (9
persons)	14(3)	*	753,196	0.9%	753,196	0.8%
Free Float	6	*	51,003,419	58.9%	63,503,419	71.3%
Total	109,448,497	100.0%	86,602,253	100.0%	89,102,253	100.0%

_________________
*	Represents ownership of less than 1%.
(1)
Aeropar Participações S.A., or Aeropar, is a company controlled by Aller Participações S.A., a closely-held corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Funchal, No. 551, 10th floor, part, enrolled with C.N.P.J. under No. 07.058.533/0001-73, Vaud Participações S.A., a closely-held corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Funchal, No. 551, 10th floor, part, enrolled with C.N.P.J. under No. 07.058.553/0001-44, Thurgau Participações S.A., a closely-held corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Funchal, No. 551, 10th floor, part, enrolled with C.N.P.J. under No. 07.061.067/0001-85 and Limmat Participações S.A., a closely-held corporation headquartered in the City of São Paulo, State of São Paulo, at Ru a Funchal, No. 551, 10th floor, part, enrolled with C.N.P.J. under No. 07.058.544/0001-53, which, in turn, are controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino, respectively.

(2)
Aeropar concluded, on March 17, 2006, a restructuring of its corporate shareholdings, by means of which 31,493,863 of our preferred shares, held by Aeropar, were transferred to the Fundo de Investimento em Participações Asas, or the Fund, which is controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino. In addition, our former shareholder Comporte Participações S.A. (a company controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino), or Comporte, also transferred its 3,351,775 of our preferred shares to the same Fund.

(3)	Shares transferred to members of the board of directors for eligibility purposes.

UNDERWRITER

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus Morgan Stanley & Co. Incorporated, as international underwriter, has agreed to purchase, and we and the selling shareholder have agreed to sell to it          ADSs.

     We and the selling shareholder have also entered into a Brazilian underwriting agreement with Banco Morgan Stanley Dean Witter S.A., providing for the concurrent offer and sale of             preferred shares by us and the selling shareholder in a public offering in Brazil.

     The international underwriter and the Brazilian underwriter have entered into an intersyndicate agreement providing for the coordination of their activities. Under the intersyndicate agreement, the international underwriter and the Brazilian underwriter are permitted to purchase and sell preferred shares among each other and may also engage in stabilization activities. Under the terms of the intersyndicate agreement:

  the international underwriter, and any bank, broker or dealer to whom they sell ADSs, will not offer to sell or resell ADSs to any person whom they believe to be a Brazilian person or to any person whom they believe intends to resell ADSs to a Brazilian person; and

  the Brazilian underwriter, and any bank, broker or dealer to whom they sell preferred shares, will offer to sell or resell preferred shares only to persons whom it believes to be Brazilian persons and to persons whom they believe intend to resell preferred shares only to Brazilian persons.

The closing of this offering and the Brazilian offering are conditioned upon one another.

     The international underwriter is offering our ADSs subject to its acceptance of the ADSs from us and the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the international underwriter to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions. The international underwriter is obligated to take and pay for all of the ADSs offered by this prospectus if any of such ADSs are taken. However, the international underwriter is not required to take or pay for the ADSs covered by the international underwriter’s over-allotment option described below.

     The per ADS price of ADSs sold by the international underwriter shall be the public offering price listed on the cover page of this prospectus, in United States dollars, less an amount not greater than the per ADS amount of the concession to dealers described below.

     The international underwriter initially proposes to offer part of our ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$              an ADS, less than the public offering price. After the initial offering of our ADSs, the offering price and other selling terms may from time to time be varied by the international underwriter.

     We and the selling shareholder will grant to the international underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,875,000 additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The international underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus, of which no more than 15% of the ADSs sold by the international underwriter will be used to cover over-allotments. If the international underwriter’s option is exercised in full, the total price to the public would be US$              , the total underwriting discounts and commissions would be US$              and total proceeds to us and the selling shareholder would be US$              . The underwriting discounts and commissions are subject to a 15% Brazilian withholding tax that will be borne by us and the selling shareholder, respectively.

     The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholder assuming no exercise and full exercise of the over-allotment option.

			No Exercise (On	Full Exercise (On
	Per ADS		an Aggregate Basis)	an Aggregate Basis)

Gross proceeds		$(1)	$	$
Underwriting discount	$		$	$
Proceeds, before expenses, to us	$		$	$
Proceeds, before expenses, to selling shareholder	$		$	$

______________
(1) The reported last sale price of the ADSs on the NYSE on        , 2006.

     The international underwriter has informed us that it does not intend sales to discretionary accounts to exceed five percent of the total number of our ADSs offered by it.

     The ADSs trade on the NYSE under the symbol “GOL.” The preferred shares trade on the BOVESPA under the symbol “GOLL4.”

     Aeropar Participações S.A. and the selling shareholder have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not, during the period ending 180 days after the date of this prospectus, and we, our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, we and they will not, during the period ending 90 days after the date of this prospectus:

  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ADSs or preferred shares or any securities convertible into or exercisable or exchangeable for our ADSs or preferred shares;

  file any registration statement with the SEC or the CVM relating to the offering of any of our ADSs or preferred shares or any securities convertible into or exercisable or exchangeable for our ADSs or preferred shares; or

  enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of our ADSs or preferred shares whether any transaction described above is to be settled by delivery of our ADSs or preferred shares or such other securities, in cash or otherwise.

The restrictions described in the previous paragraph do not apply to:

  the sale of the ADSs or preferred shares to the international underwriter or the Brazilian underwriter;

  the issuance by us of our ADSs or preferred shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the international underwriter has been advised in writing;

  transactions by any person other than us and the selling shareholder relating to our ADSs or preferred shares or other securities acquired in open market transactions after the completion of the offering of the ADSs and the preferred shares; or

  the issue and sale of the convertible notes and debentures by us in the concurrent convertible notes and debentures offerings and the issuance of ADSs and preferred shares upon conversion of those notes and debentures.

     In order to facilitate the offering of our ADSs, the international underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our ADSs. Specifically, the international underwriter may over-allot in connection with the offering, creating a short position in our ADSs for its own account. In addition, to cover over-allotments or to stabilize the price of our ADSs, the international underwriter may bid for, and purchase, our ADSs in the open market. Finally, the international underwriter may reclaim selling concessions allowed to an underwriter or a dealer for distributing our ADSs in the offering, if the syndicate repurchases our previously distributed ADSs in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our ADSs above independent market levels. Similarly, Banco Morgan Stanley Dean Witter S.A. may, in order to facilitate the offering of our preferred shares in Brazil, engage in transactions that stabilize, maintain or otherwise affect the price of our preferred shares. The international underwriter is not required to engage in these activities, and may end any of these activities at any time.

     In relation to each Member State of the European Economic Area (the European Union plus Iceland, Norway and Liechtenstein) which has implemented the Prospectus Directive (each a Relevant Member State), the international underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time:

     (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

     (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

     (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

     For the purposes of the above, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

     The international underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any ADSs in, from or otherwise involving the United Kingdom.

     From time to time, the international underwriter and the Brazilian underwriter has provided, and may continue to provide, investment banking and commercial banking services to us. The international underwriter is acting as underwriter in connection with the concurrent offering of convertible notes and the Brazilian underwriter is acting as underwriter in connection with the concurrent offering of convertible debentures in Brazil.

     We, the selling shareholder and the international underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

EXPENSES OF THE GLOBAL OFFERING

We estimate that our expenses in connection with the registration will be as follows:

Amount
Expenses	(in US$)

Securities and Exchange Commission registration fee	55,956.99
NYSE listing fees
NASD Inc. filing fee	52,796.25
Brazilian fees, including CVM and BOVESPA fees
Printing and engraving expenses
Legal fees and expenses
Accountant fees and expenses
Miscellaneous costs

Total	US$

     All amounts in the table are estimated except the Securities and Exchange Commission registration fee, the NYSE and NASD Inc. filing fees and the Brazilian fees.

     The depositary has agreed to pay some of these expenses on the selling shareholder behalf, subject to the closing of the global offering.

     The total underwriting discounts and commissions that we and the selling shareholder are required to pay will be US$       or       % of the gross proceeds of the global offering.

VALIDITY OF SECURITIES

     The validity of the ADSs will be passed upon for us by Shearman & Sterling LLP, New York, New York and for the underwriters by Davis Polk & Wardwell, New York, New York. The validity of the preferred shares and other matters governed by Brazilian law will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, São Paulo, Brazil. Certain matters of Brazilian law will be passed upon for the underwriters by Souza, Cescon, Avedissian, Barrieu & Flesch Advogados, São Paulo, Brazil.

EXPERTS

     Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2005 and management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management's assessment are incorporated by reference in reliance on Ernst & Young Auditores Independentes S.S.'s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

     We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we are required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

     As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file quarterly financial statements with the Commission within two months of the end of the first three quarters of our fiscal year, and we file annual reports on Form 20-F within the time period required by the Commission, which is currently six months from December 31, the end of our fiscal year.

INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the documents listed below that we have submitted to the SEC:

  Annual Report on Form 20-F for the year ended December 31, 2005 (as amended); and
  Our Reports on Form 6-K dated March 28, 2006, April 18, 2006 April 19, 2006, April 21, 2006, April 25, 2006 (U.S. GAAP financial statements) and April 27, 2006 (Board minutes).

     We incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Securities Exchange Act of 1934 and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference (1) after the date of this registration statement and before its effectiveness and (2) until this global offering has been terminated.

     As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.

     You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

     Gol Linhas Aéreas Inteligentes S.A., Rua Tamoios 246, Jardim Aeroporto, 04630-000 São Paulo, SP, Brazil, Attn: Investor Relations, Telephone (55 11) 5033 4224.

     We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

     We and the selling shareholder are incorporated under the laws of Brazil. Substantially all of our assets and those of the selling shareholder are located outside the United States. The majority of our directors and all our officers and certain advisors named herein reside in Brazil, and the majority of the selling shareholder’s officers and directors reside in Brazil or elsewhere outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

     We have been advised by our Brazilian counsel, Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, that judgments of United States courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil. A judgment against us, any selling shareholder or the persons described above obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Federal Superior Court. That confirmation will occur if the foreign judgment:

  fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted, is issued by a competent court after proper service of process is made in accordance with Brazilian law, is not subject to appeal,
  is for the payment of a sum certain,
  is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese, and is not contrary to Brazilian national sovereignty, public policy or public morality.

     We cannot assure you that the confirmation process described above will be conducted in a timely manner or that Brazilian courts would enforce a monetary judgment for violation of the United States securities laws with respect to the ADSs and the preferred shares represented thereby.

     We have been further advised by our Brazilian counsel that:

  original actions based on the federal securities laws of the United States may be brought in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us, our directors, our executive officers, the selling shareholder and the advisors named in this prospectus; and
  the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours or any of the selling shareholder, respectively, is limited by provisions of Brazilian law.

     A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by the Brazilian judge. This requirement does not apply to the enforcement of foreign judgments which have been duly confirmed by the Brazilian Federal Superior Court.

[Inside Back Cover Art: Graphic (center): Photo collage including pictures of Gol aircraft, personnel, and facilities]

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8. Indemnification of Directors and Officers

     Neither the laws of Brazil nor the Registrant’s by-laws or other constitutive documents provide for indemnification of directors or officers. The Registrant does not maintain liability insurance and has not entered into indemnity agreements which would insure or indemnify its directors or officers in any manner against liability which he or she may incur in his or her capacity as such.

Item 9. Exhibits

     (a) The following documents are filed as part of this Registration Statement:

1.1(1)	Form of International Underwriting Agreement.
3.1(2)	By-laws of the Registrant (English translation).
4.1(2)
Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.

4.2(2)	Shareholders’ Agreement among Comporte ParticipaçõesS.A., Aeropar Participações S.A., BSSF Air Holdings LLC and the Registrant.
4.3(2)
Subscription and Option Agreement, dated January 20, 2003, by and among Áurea Administração e Participações S.A., BSSF Air Holdings Ltd., BSSF II Holdings Ltda. and Gol Transportes Aéreos S.A., and addendum.

5.1(1)	Form of Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian legal counsel of the Registrant, as to the legality of the preferred shares.
8.1(1)	Form of Opinion of Shearman & Sterling LLP, as to tax matters.
8.2(1)	Form of Opinion of Mattos Filho, Veiga, Filho, Marrey Jr. e Quiroga-Advogados, as to tax matters.
10.1(2)	Agreement, dated as of January 1, 2002, between the Registrant and Petrobras Distribuidora S.A., including Amendment No. 1, dated as of May 1, 2002.
10.2(1)	Navitaire Hosted Services Agreement, dated May 1, 2004, between NAVITAIRE Inc. and Gol Transportes Aéreos S.A., including amendments thereto.
10.3(2)	Aircraft Purchase Agreement, dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.4(3)	Amendment to Aircraft Purchase Agreement dated as of of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.5(3)	Supplemental Agreement No. 1 dated July 16, 2004 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.6(3)	Supplemental Agreement No. 2 dated January 20, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.7(3)	Supplemental Agreement No. 3 dated March 7, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.8(3)	Supplemental Agreement No. 4 dated March 24, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.9(4)	Supplemental Agreement No. 5 dated July 25, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.10(4)	Supplemental Agreement No. 6 dated August 26, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.11(4)	Supplemental Agreement No. 7 dated October 18, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.12(4)	Supplemental Agreement No. 8 dated February 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.13(4)	Supplemental Agreement No. 9 dated March 6, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.14	Indenture among Gol Finance, Gol Linhas Aéreas Inteligentes S.A., Gol Transportes Aéreos S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., dated April 5, 2006.

23.1	Consent of Ernst & Young Auditores Independentes S.S.
23.2(1)	Consent of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian legal counsel of the Registrant(included in Exhibit 5.1).
23.3(1)	Consent of Shearman & Sterling LLP, U.S. legal counsel of the Registrant (included in Exhibit 8.1).
23.4	Consent of Pesquisas Inteligentes.
24.1	Powers of Attorney (included on signature page to the Registration Statement).
99.1(2)	Concession Agreement, dated as of January 3, 2001, between Gol Transportes Aéreos S.A. and the Federal Union, represented by the Comando da Aeronáutica, through the Departamento de Aviação Civil.
99.2(1)	Form of Intersyndicate Agreement.

(1) To be filed by amendment.
(2) Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.
(3) Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Registration Statement on Form F-1, filed March 25, 2005, as amended onApril 8, 2005 and April 26, 20054, File No. 333-123625.
(3) Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Registration Statement on Form F-1, filed March 25, 2005, as amended onApril 8, 2005 and April 26, 20054, File No. 333-123625.
(4) Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005.

(b) Financial Statement Schedules

     None.

Item 10. Undertakings

The undersigned registrant hereby undertakes:

     (1) that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo, São Paulo, Brazil, on May 16, 2006.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Constantino de Oliveira Junior

Name: Constantino de Oliveira Junior
Title: President, Chief Executive Officer

By:	/s/ Richard F. Lark, Jr.

Name: Richard F. Lark, Jr.
Title: ExecutiveVice President—Finance, Chief Financial Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Constantino de Oliveira Junior, Constantino de Oliveira, Henrique Constantino, Joaquim Constantino Neto, Ricardo Constantino and Richard F. Lark, Jr., and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement, including to sign in the name and on behalf of the undersigned, this Registration Statement and any and all amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on May 16, 2006 in the capacities indicated:

Name	Title

/s/ Constantino de Oliveira Junior	President and Chief Executive Officer

Constantino de Oliveira Junior

/s/ Constantino de Oliveira	Chairman of the Board of Directors

Constantino de Oliveira

/s/ Henrique Constantino	Director

Henrique Constantino

/s/ Joaquim Constantino Neto	Director

Joaquim Constantino Neto

/s/ Ricardo Constantino	Director

Ricardo Constantino

/s/ Alvaro de Souza	Director

Alvaro de Souza

/s/ Antonio Kandir	Director

Antonio Kandir

/s/ Luiz Kaufmann	Director

Luiz Kaufmann

/s/ Richard F. Lark, Jr.	Executive Vice President—Finance and Chief Financial Officer and Principal Accounting Officer

Richard F. Lark, Jr.

Puglisi & Associates	Authorized Representative in the United States

/s/ Donald J. Puglisi

By: Donald J. Puglisi
Authorized Signatory

EXHIBIT INDEX

1.1(1)	Form of International Underwriting Agreement.
3.1(2)	By-laws of the Registrant (English translation).
4.1(2)
Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.

4.2(2)	Shareholders’ Agreement among Comporte ParticipaçõesS.A., Aeropar Participações S.A., BSSF Air Holdings LLC and the Registrant.
4.3(2)
Subscription and Option Agreement, dated January 20, 2003, by and among Áurea Administração e Participações S.A., BSSF Air Holdings Ltd., BSSF II Holdings Ltda. and Gol Transportes Aéreos S.A., and addendum.

5.1(1)	Form of Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian legal counsel of the Registrant, as to the legality of the preferred shares.
8.1(1)	Form of Opinion of Shearman & Sterling LLP, as to tax matters.
8.2(1)	Form of Opinion of Mattos Filho, Veiga, Filho, Marrey Jr. e Quiroga-Advogados, as to tax matters.
10.1(2)	Agreement, dated as of January 1, 2002, between the Registrant and Petrobras Distribuidora S.A., including Amendment No. 1, dated as of May 1, 2002.
10.2(1)	Navitaire Hosted Services Agreement, dated May 1, 2004, between NAVITAIRE Inc. and Gol Transportes Aéreos S.A., including amendments thereto.
10.3(2)	Aircraft Purchase Agreement, dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.4(3)	Amendment to Aircraft Purchase Agreement dated as of of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.5(3)	Supplemental Agreement No. 1 dated July 16, 2004 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.6(3)	Supplemental Agreement No. 2 dated January 20, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.7(3)	Supplemental Agreement No. 3 dated March 7, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.8(3)	Supplemental Agreement No. 4 dated March 24, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.9(4)	Supplemental Agreement No. 5 dated July 25, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.10(4)	Supplemental Agreement No. 6 dated August 26, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.11(4)	Supplemental Agreement No. 7 dated October 18, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.12(4)	Supplemental Agreement No. 8 dated February 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.13(4)	Supplemental Agreement No. 9 dated March 6, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.
10.14	Indenture among Gol Finance, Gol Linhas Aéreas Inteligentes S.A., Gol Transportes Aéreos S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., dated April 5, 2006.
23.1	Consent of Ernst & Young Auditores Independentes S.S.
23.2(1)	Consent of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian legal counsel of the Registrant(included in Exhibit 5.1).
23.3(1)	Consent of Shearman & Sterling LLP, U.S. legal counsel of the Registrant (included in Exhibit 8.1).
23.4	Consent of Pesquisas Inteligentes.
24.1	Powers of Attorney (included on signature page to the Registration Statement).
99.1(2)	Concession Agreement, dated as of January 3, 2001, between Gol Transportes Aéreos S.A. and the Federal Union, represented by the Comando da Aeronáutica, through the Departamento de Aviação Civil.
99.2(1)	Form of Intersyndicate Agreement.

(1) To be filed by amendment.
(2) Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

(3) Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Registration Statement on Form F-1, filed March 25, 2005, as  amended onApril 8, 2005 and April 26, 20054, File No. 333-123625.

(4) Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005.